FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 31, 2007

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Forward-Looking Statement

In order to utilize the ‘safe harbor’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This Form 6-K contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances or transactions will be unsuccessful or not achieve their expected benefits; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; and risks associated with biologics.

The forward-looking statements made in this Form 6-K speak only as of the date of this Form 6-K.  We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after that date, and we do not assume any responsibility to do so.

SUMMARY FIRST HALF 2007 RESULTS

Part 1 – Discussion of Half Year Results 2007 and unaudited consolidated condensed financial statements as at and for the six months ended 30 June 2007 and 2006

MEASURING PERFORMANCE

We use certain measures throughout this document in assessing our performance.

Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business as reflected in our financial statements prepared in accordance with International Accounting Standards and International Financial Reporting Standards as adopted by the European Union.

Other financial measures use information derived at constant exchange rates (CER), in particular, growth rates in sales and costs, operating profit and, as a consequence, earnings per share.

•
Underlying growth using constant exchange rates is defined as a non-GAAP measure because, unlike actual growth, it cannot be derived directly from the information in the Financial Statements.  This measure removes the effects of currency movements (by retranslating the current year performance at previous year’s exchange rates and adjusting for other exchange effects, including hedging) which allows us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period.  In discussing this underlying growth, we also break out the effects of the acquisition of MedImmune and restructuring to identify the underlying growth on a like for like basis with the comparable period in 2006 (which did not have these influences).

•
Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment.  CER growth rates can be used to analyse sales in a number of ways but, most often, we consider underlying growth by products and groups of products, and by countries and regions.  Underlying sales growth can be further analysed into the impact of sales volumes and selling price.  Similarly, CER cost growth helps us to focus on the real local change in costs so that we can manage the cost base effectively.

•
Earnings per share growth in CER demonstrates not only the profitability of the business (based on profit after tax) but also the management of our capital structure (particularly through the share re-purchase programme).

•
We recognise that CER growth should not be used in isolation and, accordingly, we also discuss the comparable GAAP actual growth measures, which reflect all the factors that affect our business (reported performance).

Other measures used are not influenced so directly, or indeed at all, by the effects of exchange rates:

•
Gross margin, cost and operating profit margin percentages, which set out the progression of key performance margins and demonstrate the overall quality of the business.  We also present these percentages excluding the effects of MedImmune and restructuring to set out the underlying progression of these percentages.

•	Prescription volumes and trends for key growth products, which can represent the underlying business growth and the progress of individual products better and more immediately than invoiced sales.

•	The performance of the business excluding the contribution of Toprol-XL in the US, where sales are increasingly difficult to predict given uncertainties following generic approval and launch.

•
Free cash flow, which represents net cash available for acquisitions or distributions to shareholders, and is calculated as: net cash inflow/(outflow) before financing activities, adjusted for acquisitions of businesses, movements in short term investments and fixed deposits, and disposal of intangible assets.

•	Net funds/debt, representing our cash and cash equivalents, less interest bearing loans and borrowings.

MAJOR EVENTS AFFECTING THE SIX MONTHS ENDED TO 30 JUNE 2007

The most significant features of our financial results for the six months ended 30 June 2007 were as follows:

•	The successful completed acquisition of MedImmune with effect from 1 June 2007 and the initiation of a number of restructuring initiatives.

•	On an underlying basis, first half sales increased 8% (11% on an as reported basis) to $14,239 million and operating profit decreased by 1% (increase of 1% on an as reported basis) to $4,143 million.

•
Earnings per share increased by 1% to $1.97.  Excluding the effect of MedImmune (an operating loss of $103 million) and restructuring charges ($458 million), operating profit increased 13% (15% on an as reported basis) to $4,704 million; earnings per share increased 15% (17% on an as reported basis) to $2.25.

•	Restructuring initiatives have been significantly scaled up with the aim of delivering annual benefits in excess of $900 million by 2010, at an estimated cost of $1.6 billion.

•
Combined sales of five key growth products increased 15% on an underlying basis (18% as reported) in the first half:  Nexium (up 4%, 6% reported), Seroquel (up 12%, 14% reported), Crestor (up 47%, 51% reported), Arimidex (up 12%, 16% reported) and Symbicort (up 22%, 31% reported).  Symbicort was launched in the US market in June 2007.

•	Free cash flow before acquisitions was $2,662 million in the first half. Cash distributions to shareholders were $3,910 million, including net share repurchases of $2,032 million.

•	Two new compounds (Dapagliflozen for diabetes and ZD4054 for prostate cancer) progressed to phase III development, bringing the total number of phase III projects to eight.

RESULTS OF OPERATIONS –  SUMMARY ANALYSES OF SIX MONTHS ENDED 30 JUNE 2007

Financial highlights

SALES BY THERAPY AREA (H1 2007 and H1 2006)

					H1 2007 compared to
			H1 2007	H1 2006		H1 2006
			Growth
			due to
		Growth	exchange		Growth	Growth
	Sales	underlying	effect	Sales	underlying	reported
	$m	$m	$m	$m	%	%
Cardiovascular	3,408	377	101	2,930	13	16
Gastrointestinal	3,237	(47)	79	3,205	(1)	1
Infection	406	60	22	324	19	25
Neuroscience	2,520	148	58	2,314	6	9
Oncology	2,291	189	73	2,029	9	13
Respiratory	1,858	221	81	1,556	14	19
Other pharma	106	7	6	93	8	14
Others	413	43	16	354	12	17
Total	14,239	998	436	12,805	8	11

SALES BY GROWTH, PATENT EXPIRY AND BASE PRODUCTS (H1 2007 AND H1 2006)

					H1 2007 compared to
			H1 2007	H1 2006		H1 2006
			Growth
			due to
		Growth	exchange		Growth	Growth
	Sales	underlying	effect	Sales	underlying	reported
	$m	$m	$m	$m	%	%
Growth	7,411	913	204	6,294	15	18
Patent expiry	911	(164)	35	1,040	(16)	(12)
Base	5,917	249	197	5,471	5	8
Total	14,239	998	436	12,805	8	11

Growth = Arimidex, Crestor, Nexium, Seroquel, Symbicort
Patent expiry = Losec, Nolvadex, Plendil, Zestril
Base products include Toprol-XL

SALES BY GEOGRAPHIC AREA (H1 2007 and H1 2006)

					H1 2007 compared to
			H1 2007	H1 2006		H1 2006
			Growth
			due to
		Growth	exchange		Growth	Growth
	Sales	underlying	effect	Sales	underlying	reported
	$m	$m	$m	$m	%	%
US	6,502	543	-	5,959	9	9
Canada	528	12	3	513	2	3
North America	7,030	555	3	6,472	9	9
Western Europe	4,462	101	363	3,998	3	12
Japan	734	67	(24)	691	10	6
Other Established ROW	310	32	26	252	13	23
Established Rest of World *	5,506	200	365	4,941	4	11
Emerging Europe	494	37	28	429	9	15
China	201	39	6	156	25	29
Emerging Asia Pacific	356	32	16	308	10	16
Other Emerging ROW	652	135	18	499	27	31
Emerging Rest of World	1,703	243	68	1,392	17	22
Total	14,239	998	436	12,805	8	11

*         Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.

OPERATING PROFIT (H1 2007 AND H1 2006)

			H1 2007	H1 2006	Percentage of sales		H1 2007 compared to H1 2006
			Growth
			due to
		Growth	exchange				Growth	Growth
		underlying	effect		2007	2006	underlying	reported
	$m	$m	$m	$m	%	%	%	%
Sales	14,239	998	436	12,805			8	11
Cost of sales	(3,154)	(496)	(16)	(2,642)	(22.2)	(20.6)	19	19
Gross margin	11,085	502	420	10,163	77.8	79.4	5	9
Distribution costs	(122)	(4)	(6)	(112)	(0.8)	(0.9)	4	9
Research and development	(2,395)	(419)	(160)	(1,816)	(16.8)	(14.2)	23	32
Selling, general and administrative	(4,822)	(229)	(188)	(4,405)	(33.9)	(34.4)	5	9
Other operating income	397	110	10	277	2.8	2.2	40	43
Operating profit	4,143	(40)	76	4,107	29.1	32.1	(1)	1

Reported performance

Our reported sales for the first half 2007 increased by 11% (including a positive exchange benefit of 3%) compared to the same half in 2006, rising from $12,805 million to $14,239 million.  Reported operating profit increased by 1% from $4,107 million to $4,143 million.

Underlying performance

Sales

Excluding the effects of currency exchange rates our underlying sales increased by 8%.   Sales in the US were up 9% against the first half 2006.  In other markets, sales in Established Rest Of World were up 4% and 17% sales growth was achieved in Emerging Rest of World.  Combined sales of five key growth products (Nexium, Seroquel, Crestor, Arimidex and Symbicort) were up 15% in the first half to $7,411 million, driven by strong growth in Crestor, Seroquel and Symbicort, and accounted for 52% of our total sales (up from 49% for the same period in 2006).

Gastrointestinal sales declined by 1% to $3,237 million.  Nexium sales in the first half were $2,620 million, up 4%.  In the US sales were up 4% to $1,717 million and in other markets were up 4% to $903 million.  In the US, generic omeprazole has taken most of the market growth.  Globally, Losec sales were down by 20% with growth in the US, Japan and China offset by declines elsewhere.

Cardiovascular sales grew by 13% to $3,408 million. Total sales for Crestor grew by 47% to $1,306 million.  US sales for Crestor in the first half increased 42% to $696 million, up from $491 million in 2006.  Crestor share of total prescriptions in the US statin market was 8.6 percent in June 2007 broadly unchanged from December 2006.  In other markets, Crestor sales in the first half were up 54% to $610 million.  Sales of Seloken / Toprol-XL declined by 5% in the first half, primarily due to declines in US sales of the Toprol-XL product range which have faced generic competition.

In Respiratory, sales were $1,858 million, up by 14% on the first half in 2006.  Symbicort was the main driver of the growth, with sales of $768 million, an increase of 22% compared to 2006.  Symbicort was launched in the US on 25 June 2007.  US sales of Pulmicort products were up 19% in the first half, chiefly as a result of the performance of Pulmicort Respules.

Sales of Oncology products rose by 9% to $2,291 million.  Sales of Arimidex in the first half reached $831 million up 20% in the US, 13% in Japan and 16% in Emerging Rest of World.  Casodex sales in the first half were up 7% to $641 million with 6% growth in the US and 7% in Western Europe.  Zoladex sales grew by 5%.  Iressa sales were up 2% in the first half to $113 million, up 6% in Japan and were 40% higher in China.

Neuroscience sales increased by 6% to $2,520 million, up 9% in other markets, on good growth in Western Europe and Emerging Rest of World.  Seroquel sales were $1,886 million, an increase of 12%, of which sales in the US were up 10%.  Zomig sales rose by 5% to $213 million.

North American growth of 9% was driven by US sales, up 9%.  After adjusting for managed market accruals, inventory movements and provision movements, growth in the US is broadly in line with these figures. Sales growth for Nexium, Seroquel, Crestor, Arimidex and Symbicort amounted to $475 million, including $30 million stocking sales for Symbicort ahead of the US launch on 25 June.

Revenue from outside the US now accounts for 54% of our sales.  Sales in Established Rest of World markets were up 4%, with good volume growth more than offsetting lower realised prices.  Sales for the five key growth products were $2,372 million, an increase of 12%.  Sales in Emerging Rest of World increased by 17% in the first half with strong performances in China and other Emerging Rest of World.

Operating margin and retained profit

Excluding the effects of currency, operating profit fell by 1% to $4,143 million.  Taking currency movements into account, operating profit increased on a reported basis by 1%.

Operating margin was 29.1%, a decrease of 3.0 percentage points from the comparative period 2006.  This decline reflects the impact of MedImmune (an operating loss of $103 million) and restructuring charges ($458 million) as set out in the table below:

	Reported	Restructuring costs	MedImmune	Excluding restructuring costs and MedImmune	Change in underlying percentage versus comparative period[1]
	%	$m	$m	%
Gross margin	77.8	(281)	18	79.8	0.4
Distribution	0.8	-	(1)	0.9	-
Research and development	16.8	(29)	(28)	16.4	(2.2)
Selling, general and administrative costs	33.9	(148)	(120)	32.0	2.4
Other operating income	2.8	-	28	2.6	0.4
Operating profit	29.1	(458)	(103)	33.1	+1.0

1 The changes in percentage uses the excluding restructuring costs and MedImmune figures; a positive number indicates favourable effect on operating profit versus comparative period.

Gross margin excluding the positive effect of MedImmune of $18 million and the negative effect of restructuring of $281 million of 79.8% is 0.4 percentage points higher than last year. Payments to Merck, at 4.3% of sales, were 0.3 percentage points lower than last year. Currency increased gross margin by 0.1 percentage points whilst higher royalty payments reduced margin by 0.4 percentage points.  Included in the first half were provisions totalling $24 million for fixed assets and supplier commitments relating to the termination of AGI-1067 development. Excluding the effect of these factors, gross margin increased by 0.6 percentage points due to continuing operational efficiencies and a favourable geographic sales mix.

Research and development expenditure after excluding the effects of MedImmune of $28 million and restructuring of $29 million was $2,338 million in the first half of 2007, up 20% over last year due principally to increased activity levels and the effect of the externalisation strategy. Also included in this period are the intangible impairments in respect of collaborations with AtheroGenics and Avanir totalling $69 million. Selling, general and administrative costs (excluding restructuring and MedImmune effects of $148 million and $120 million, respectively) declined by 1% compared to the first half in 2006.  The inclusion of MedImmune, Inc. added $120 million, including intangible amortisation of $35 million and one-off costs of $49 million resulting from the acquisition.

Included within cost of sales is the movement in the fair value of financial instruments used to manage our transactional currency exposures; the net gain in the first half was $9 million (compared with a loss of $21 million for the same period last year).  Other fair value movements of $11 million were charged elsewhere in the income statement.

Net interest and dividend income for the first half was $115 million (2006 $146 million). The decrease versus the first half of 2006 is primarily attributable to the interest payable on the borrowings to acquire MedImmune, Inc. The reported amounts include $16 million (2006 $24 million) in the first half arising from employee benefit fund assets and liabilities reported under IAS 19, ‘Employee Benefits’

The effective tax rate for the first half is 29.5% (2006 28.9%). For the full year the tax rate is anticipated to be around 29%, with the acquisition of MedImmune, Inc. not expected to have a significant effect.

Earnings per share increased by 1% from $1.92 to $1.97.  Excluding the EPS effects of MedImmune ($0.06) and restructuring costs ($0.22), earnings per share were $2.25 (compared with $1.92 in 2006) an increase of 15%.

We estimate that the share re-purchase programme has added 4 cents to EPS for the half year after allowing for an estimate of interest income foregone.

In the first half, Toprol-XL contributed US sales of $670 million (2006 $732 million) and EPS of 27 cents (2006 26 cents).  At 30 June 2007, only one Toprol-XL tablet strength (25mg) faced generic competition.  Subsequently, in July and August 2007, generic competitors to the remaining tablet strengths were launched.  If Toprol-XL were excluded from the first half results for both the current and prior year periods, sales growth would be 9% (versus 8% on a reported basis) and EPS growth would be flat (compared with a 1% increase as reported).

FINANCIAL POSITION, INCLUDING CASH FLOW AND LIQUIDITY

All data in this section are on the actual bases (unless noted otherwise)

Property, plant and equipment

The increase in the value of property, plant and equipment from 31 December 2006 was primarily due to assets of $593 million acquired with MedImmune, other additions of $492 million offset by depreciation of $491 million.  Other additions included the purchase of a biologics laboratory in Montreal, expenditure on new buildings, building upgrades, plant and equipment in the UK, Sweden and the US together with vehicles and IS hardware additions in the US.

Goodwill and intangible assets

Goodwill and intangible assets increased due to the acquisition of MedImmune.  Intangibles acquired totalled $8,329 million and included such assets as the RSV franchise, Ethyol, FluMist and the HPV royalty stream together with the pipeline and products in development.  Goodwill amounted to $8,596 million.  Other intangible asset additions arose from the acquisition of Arrow Therapeutics ($227 million) and the collaboration agreement with Bristol Myers Squibb ($100 million), as discussed in the investments section below.

Inventories

The increase in inventories was due primarily to the acquisition of MedImmune, together with exchange effects and a slight increase in levels of Merck related inventories.

Receivables and payables

Receivables increased as a result of higher sales levels in June in the US, Italy, the UK and China, together with the effect of the acquisition of MedImmune.  Payables rose through higher managed market accruals (offset by other sales adjustments) and liabilities associated with MedImmune.

Investments

In January, we capitalised $100 million relating to the collaboration with Bristol-Myers Squibb (BMS) in respect of the two investigational compounds for the treatment of Type 2 Diabetes, saxagliptin and dapagliflozin. Also in January, we announced an exclusive global licensing and research collaboration with Palatin Technologies Inc. to discover, develop and commercialise small molecule compounds that target melanocortin receptors for the treatment of obesity and related indications. The $10 million upfront payment has been capitalised as an intangible asset.

In February, we completed the acquisition of Arrow Therapeutics Limited at a net cost of $143 million, strengthening our portfolio of promising anti-infective treatments from external opportunities and providing a widely recognised expert group and technology platform in an area of research that complements internal capabilities in anti-bacterials.

In March, a further milestone payment of $20 million was accrued in relation to the collaboration with Protherics Plc. This was payable upon the successful scale-up of the manufacturing process under the development and commercialisation agreement for the anti-sepsis product CytoFabTM.

In June, the Company paid $48 million for the last in a series of sales-based milestone payments in relation to Zomig.

In July, the Company entered a three-year research and development collaboration with Silence Therapeutics plc to discover and develop proprietary siRNA molecules. The agreement is primarily in relation to the Respiratory field but includes an option to allow for targets that extend the collaboration into other disease areas of interest to the Company. The initial access fee of $5 million will be capitalised as an intangible asset and the $10 million equity investment will be capitalised as a non-current asset investment.

Cash Flow

Free cash flow for the six months was $2,662 million, compared to $2,922 million in 2006.  Cash generated from operating activities in the six months was $3,184 million, $237 million lower than in 2006.  The decrease is due to a $468 million increase in tax cash paid and a $237 million outflow from increased working capital requirements, which more than offsets the increase in operating profit (after adding back non-cash items).

The investments in the acquisitions of MedImmune, Inc. and Arrow Therapeutics Limited were $14,543 million; as a result, net cash outflows from investing activities were $14,493 million, compared to $11 million in the first half of 2006.  Returns to shareholders were $3,910 million (through net share repurchases of $2,032 million and the dividend payment of $1,878 million).

Together with $886 million of net debt acquired with MedImmune., these factors led to net funds of $6,537 million at the beginning of the period becoming net debt of $10,088 million at 30 June.

CONTRACTUAL OBLIGATIONS AS AT 30 JUNE 2007

	Less than			Over 5
	1 year	1-3 years	3-5 years	years	Total
Payments due by period	$m	$m	$m	$m	$m
Bank loans and other borrowings	14,342	-	-	1,057	15,399
Operating leases	67	88	72	150	377
Merck arrangements	4,755	-	-	-	4,755
Other	393	-	-	-	393
Total	19,557	88	72	1,207	20,924

At 30 June 2007, our liability for unrecognised tax benefits was $2,599 million and we have recognised corresponding tax benefits of $1,179 million, which could be realised in the event that the unrecognised positions are not successful.  As it is not possible to predict when the liabilities might become payable or the corresponding tax benefits might be received the liability has been excluded from the table above.

CAPITALISATION AND SHAREHOLDER RETURN

All data in this section are on an actual basis.

Dividend and share re-purchase programme

During the first half, we re-purchased 39.0 million shares for cancellation at a total cost of $2,160 million.  As a result, the total number of shares re-purchased to date under the share re-purchase programmes begun in 1999 is 321.8 million.  During the first six months, 2.7 million shares were issued in consideration of share option exercises for a total of $128 million.

The total number of shares in issue at 30 June 2007 was 1,496 million.

In the light of the MedImmune, Inc. acquisition, the Board has reviewed both its distribution policy and its overall financial strategy. The Board recognises the need to balance the interests of the business, our shareholders and our financial creditors, whilst maintaining a strong investment grade credit rating. It is intended that our current level of gross debt of $15 billion will be reduced over the next 3 to 4 years to a target level of $6-7 billion of long-term debt (net of cash). Re-financing is expected to take place before the end of the year.

We are in discussions with the credit rating agencies, and are targeting a rating which allows flexibility to:

•	Provide the necessary funding for opportunities to further strengthen the pipeline;
•	Fund the Partial Retirement from our US Limited Partnership and possible First Option exercise by Merck in the first half of 2008; and
•	Pay down debt within the next 3 to 4 years to reach our target level.

In this environment, the share re-purchase programme will be reviewed annually by the Board until the target level of long-term debt is achieved, taking also into account the Board's target credit rating, business cash flow and investment opportunities.  The 2007 share re-purchase programme is expected to remain at the committed level of $4 billion. The Board will determine the level of the 2008 buyback in conjunction with the Annual Results announcement in January; it is currently envisaged that the buyback is likely to be in the region of $1 billion.

Our dividend policy is unchanged; it is intended this will continue to grow in line with reported earnings (before restructuring costs).  Consistent with this policy, the Board has declared a First Interim Dividend for 2007 of $0.52 per Ordinary Share, payable on 17 September 2007. We aim to maintain at least two times dividend cover.

RESTRUCTURING COSTS

In April 2007, we announced our intention to bring forward productivity initiatives, in addition to the programme to improve asset utilisation within our global supply chain, to enhance the long-term efficiency of the business. As of 30 June 2007, the Board has approved the following programmes:

	Total Estimated Programme $m	Charged at 30 June $m
Gross Margin
Global supply chain	750	281
Research and development
Restructuring of clinical, regulatory affairs and disease area strategy	100	29
Selling, general and administrative
European sales force restructuring	300	146
IS and business infrastructure	450	2
Total (reported basis)	1,600	458
Of which cash costs:	1,300	439

Implementation of the Global Supply Chain productivity initiative is progressing well and has been expanded to add new opportunities to further strengthen gross margin going forward. With respect to the total programme, the charge in 2007 is now anticipated to be around $350 million, full payback is expected in three years on a cash basis and total headcount reduction is estimated at around 3,300.

We have undertaken a strategic review of the sales and marketing resources required in Europe for the next three years. This review has identified a number of different programmes, which will reduce total headcount by around 1,800 positions. The total costs of restructuring have been estimated at approximately $300 million, with around $200 million to be charged in 2007. The improvement in the cost base following restructuring should ensure that benefits begin to be realised in 2007 with a full payback by 2009.

Within our IS and Business Support infrastructure, programmes to focus on improved productivity and strategic sourcing as we better use our global scale are anticipated to reduce headcount by approximately 1,800 positions. Total costs of these programmes are expected to amount to around $450 million, with approximately $250 million to be charged in 2007. Full payback is expected by 2009.

Research and development restructuring activity and costs include implementing the previously announced Disease Area Strategy, streamlining the Global Regulatory function, and our intention to create a substantially more efficient clinical data management capability.  Headcount reductions of approximately 700 are expected in this area. In aggregate, R&D restructuring costs of around $100 million are expected over the next two years, with the majority being charged in 2007. Full payback is expected by 2009.

The Company will continue to look for further initiatives to improve the long-term efficiency of the business. All reductions in positions detailed above are subject to consultations with works councils, trade unions and other employee representatives and to being in accordance with local labour laws.

ACQUISITION OF MEDIMMUNE, INC.

(i)	Acquisition Accounting

Following the acquisition of MedImmune, an independent valuation exercise has been undertaken to allocate the purchase price between the assets and liabilities acquired (including tangible assets, intangible assets and deferred tax) and goodwill, under IFRS 3 ‘Business Combinations’. In summary terms, the purchase price for outstanding shares of $13.9 billion has been allocated between intangible assets of $8.3 billion (including assets in respect of the respiratory syncytial virus franchise (Synagis and Numax), FluMist, Ethyol and products in development), goodwill of $8.6 billion and net liabilities of $3.0 billion. This allocation, based on a strict accounting guidance, does not allow for the separate recognition of valuable elements such as buyer specific synergies, potential additional indications for identified products or the premium attributable to a well established, highly regarded business in the innovative biologics market. Such elements are instead subsumed within goodwill, which is not amortised.

(ii)	Synergies

At the time of the acquisition announcement, we committed to a synergy target of towards $500 million and plans are now in place to deliver annual synergies of around $450 million in 2009 and over $500 million in 2010.  The breakdown of the synergies is as follows:

$m
Sales and marketing costs	50
General and administrative costs	55
Manufacturing	25
AZ Biologics investments[2]	205
Small molecules	115
Total	450

2  Included in the AZ base case and forecasts were investments to build Cambridge Antibody Technology from a biologics discovery unit to a fully fledged biologics company (including manufacturing capabilities).  As MedImmune, Inc. already possesses these skills and capabilities the AZ internal investments no longer need to be made.

The savings represent the removal of duplication in all functional areas and the consequences of a comprehensive review of the capabilities and portfolios within the two organisations. In addition, certain capital expenditure planned before the acquisition will no longer be required, saving over $500 million. The cost of implementation of the required programmes is expected to amount to approximately $375 million.

We expect that the ongoing process of integrating the MedImmune business into our existing business will be complex and time-consuming, and it is difficult to predict how long the integration process will last.  The process may result in business disruptions, the loss of key employees, slower execution of various work processes, compliance failures due to a change in applicable regulatory requirements and other issues.  In addition, the operating model for MedImmune has potential strategic benefits; however, it may not be the most efficient structure for realising efficiencies.  As a result, there can be no assurances that we will not encounter difficulties in integrating the operations of MedImmune as contemplated or that the benefits expected, including anticipated synergies, will be realised.

(iii)	FluMist update

On 25 May, MedImmune issued a press release indicating that it had received a Warning Letter from the FDA relating to compliance issues at the MedImmune’s UK-1 manufacturing plant.  Consequently, MedImmune is currently precluded from distributing FluMist in the US. Additionally, the expected FDA approval to expand the vaccine's label to include children 2 to 5 years of age has been delayed.  We take the FDA's observations at the UK-1 plant very seriously and are working to resolve the FDA's concerns as quickly as possible.  Toward this end, we have submitted a number of documents, plans and assessments to the FDA, most notably a full formal response to the Warning Letter on 7 June and the first periodic progress report on 11 July.  The UK-based Medical and Healthcare Products Regulatory Agency (MHRA) inspected and cleared the plant in August.  The Company is in the process of submitting two deliverables to the FDA to resolve the issue and allow for shipping of FluMist.

MedImmune's last sales guidance on FluMist for the 2007/2008 flu season was to expect approximately 75% to 100% more doses to be sold than in the 2006/2007 flu season.  This guidance was based on the assumption that the approvals for the liquid formulation (known as CAIV-T) and the label expansion to include younger children both occurred prior to the 2007 influenza season.  While the liquid formulation was approved in January 2007, the current Warning Letter has obviously delayed the other critical step in the process to relaunch an improved FluMist this coming season.  Currently, we continue to believe that we will be able to resolve the Warning Letter with the FDA in time to distribute FluMist in the US prior to the flu season and as such, also continue to believe that we will achieve sales in the 2007/2008 season that are at or near the lower end of the previously stated range of expectations.

SALES

Gastrointestinal

			H1 2007	H1 2006	H1 2007 compared to H1 2006
	Sales	Growth underlying	Growth due to exchange effect	Sales	Growth underlying	Growth reported
	$m	$m	$m	$m	%	%
Nexium	2,620	91	57	2,472	4	6
Losec/Prilosec	577	(143)	20	700	(20)	(18)
Other	40	5	2	33	15	21
Total	3,237	(47)	79	3,205	(1)	1

Reported performance

Gastrointestinal sales in the first half 2007 grew by 1% to $3,237 million, up from $3,205 million in the first half of 2006.

Underlying performance

Excluding the effects of exchange, the underlying decline in Gastrointestinal sales was 1%.

Nexium sales in the first half were $2,620 million, up 4%.  In the US sales were up 4% to $1,717 million.  In contrast to the first half of 2006, when both Nexium and generic omeprazole were showing strong volume growth whilst continued volumes for other brands were decreasing, generic omeprazole has taken most of the growth with dispensed tablet volume up 48% in the second quarter.

In other markets, sales increased by 4% to $903 million, as growth in Emerging Rest of World (benefiting from launch in China) and in Canada more than offset declines in Established Rest of World.

Losec sales fell by 20% to $577 million.  Prilosec sales in the US were up 14% in the first half, as a result of strong growth in the second quarter.  Sales of Losec in other markets declined 26% in the first half, although sales continue to grow in Japan and China.

Cardiovascular

			H1 2007	H1 2006	H1 2007 compared to H1 2006
	Sales	Growth underlying	Growth due to exchange effect	Sales	Growth underlying	Growth reported
	$m	$m	$m	$m	%	%
Seloken/Toprol-XL	901	(46)	13	934	(5)	(4)
Crestor	1,306	407	32	867	47	51
Atacand	614	55	29	530	10	16
Plendil	139	(10)	7	142	(7)	(2)
Zestril	156	(5)	8	153	(3)	2
Other	292	(24)	12	304	(8)	(4)
Total	3,408	377	101	2,930	13	16

Reported performance

Cardiovascular reported sales growth was 16%, as sales increased to $3,408 million, up from $2,930 million in 2006.

Underlying performance

Excluding the effects of exchange, the underlying increase in Cardiovascular sales was 13%.

Total sales for Crestor grew by 47% to $1,306 million.  US sales for Crestor in the first half increased 42% to $696 million, up from $491 million in 2006.  Crestor share of total prescriptions in the US statin market was 8.6% in June 2007, broadly unchanged from December 2006, which, although somewhat disappointing, is nonetheless a resilient performance in the face of a more than 4 percentage point increase in market share for simvastatin over the same period.

In other markets, Crestor sales in the first half were up 54% to $610 million with the launch of Crestor in Japan off to a good start, achieving 6.7% of market share by value in May 2007. In May 2007, volume share of the statin market for Crestor was 19.7% in Canada; 11.8% in the Netherlands; 20.2% in Italy; and 14.6% in France.

Sales of Seloken / Toprol-XL declined by 5% in the first half, primarily due to US sales of the Toprol-XL product range, including sales of the authorised generic to Par Pharmaceutical Companies, Inc., being down 8%.  Generic competition was confined to the 25mg dose during this period.  Sales of Seloken in other markets were up 8% in the first half on good growth in Emerging Rest of World.

Atacand sales in the US were up 5% in the first half and up 12% in other markets totalling $614 million.

Respiratory

			H1 2007	H1 2006	H1 2007 compared to H1 2006
	Sales	Growth underlying	Growth due to exchange effect	Sales	Growth underlying	Growth reported
	$m	$m	$m	$m	%	%
Symbicort	768	129	54	585	22	31
Pulmicort	721	78	14	629	12	15
Rhinocort	187	(4)	4	187	(2)	-
Accolate	38	(1)	-	39	(3)	(3)
Synagis*	16	16	-	-	n/a	n/a
FluMist*	-	-	-	-	n/a	n/a
Oxis	46	(1)	3	44	(2)	5
Other	82	4	6	72	6	14
Total	1,858	221	81	1,556	14	19

*  Sales of these MedImmune products were consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

Reported performance

Sales of Respiratory products were $1,858 million, an increase of 19% from $1,556 million in 2006.

Underlying performance

Underlying sales growth of Respiratory, excluding the effects of exchange, was 14%.

Symbicort was the main driver of the growth, with sales of $768 million, an increase of 22% compared to the first half of 2006, following the introduction of SymbicortSMART in some markets and stocking sales of $30 million prior to the launch of Symbicort in the US on 25 June 2007.

US sales of Pulmicort products were up 19% in the first half, chiefly as a result of the performance of Pulmicort

Respules.  Pulmicort sales in other markets were up 2% in the first half.

Sales of Rhinocort Aqua in the US were down 5 percent in the first half, with total prescriptions declining 12 percent.

Respiratory product sales include one-month sales of Synagis totalling $16 million.  Synagis sales are highly seasonal, with the majority of sales recorded in the fourth and first quarters, timed to the incidence of respiratory syncytial virus.

Oncology

			H1 2007	H1 2006	H1 2007 compared to H1 2006
	Sales	Growth underlying	Growth due to exchange effect	Sales	Growth underlying	Growth reported
	$m	$m	$m	$m	%	%
Arimedex	831	88	29	714	12	16
Casodex	641	40	21	580	7	11
Zoladex	524	23	20	481	5	9
Iressa	113	2	(1)	112	2	1
Faslodex	102	7	4	91	8	12
Nolvadex	39	(6)	-	45	(13)	(13)
Ethyol*	8	8	-	-	n/a	n/a
Abraxane	29	29	-	-	n/a	n/a
Other	4	(2)	-	6	(33)	(33)
Total	2,291	189	73	2,029	9	13

*  Sales of this MedImmune product were consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

Reported performance

Oncology reported sales grew by $262 million to $2,291 million, an increase of 13% with strong performances from Arimidex and Casodex.

Underlying performance

Excluding the effects of exchange, the underlying increase in Oncology sales was 9%.

In the US, sales of Arimidex were up 20% in the first half to $340 million.  Total prescriptions for Arimidex increased 9% and Arimidex is the market leader among hormonal treatments for breast cancer, with market share of total prescriptions of 38%.  First half sales in other markets were up by 7%, including increases of 13% in Japan and 16% in Emerging Rest of World.

Casodex sales in the first half were up 6% in the US, were up 7% in Western Europe and up 15% in Japan.

Iressa sales were up 2% in the first half to $113 million, with growth of 6% in Japan and 40% in China.

Faslodex sales in the first half were up 8 percent.  Sales in the US were unchanged; sales in other markets increased 18 percent.

Neuroscience

			H1 2007	H1 2006	H1 2007 compared to H1 2006
	Sales	Growth underlying	Growth due to exchange effect	Sales	Growth underlying	Growth reported
	$m	$m	$m	$m	%	%
Seroquel	1,886	198	32	1,656	12	14
Diprivan	125	(40)	4	161	(25)	(22)
Zomig	213	9	8	196	5	9
Local Anaesthetics	269	(16)	13	272	(6)	(1)
Other	27	(3)	1	29	(10)	(7)
Total	2,520	148	58	2,314	6	9

Reported performance

Sales of Neuroscience products were $2,520 million, representing growth of 9% from $2,314 million in the first half of 2006.

Underlying performance

Excluding the effects of exchange, the underlying increase in Neuroscience sales was 6%.

Seroquel sales were $1,886 million, an increase of 12% from the first half of 2006.  Sales in the US were up 10% in the first half, with total prescriptions up 12% in the first half, nearly twice the rate of market growth for antipsychotics.   As the only single agent indicated for both the mania and depressive phases of bipolar disorder, Seroquel usage continues to expand in this segment, although growth in this indication does lead to somewhat lower revenue per prescription as a result of the lower doses used.

The launch of Seroquel XR in the US took place in August 2007.  Seroquel XR provides the benefits of an improved dosage titration, with an effective dose reached by day two of therapy, and the convenience of once daily dosing for the treatment of adult patients with schizophrenia.  The regulatory filing for Seroquel XR in Europe is under review.

Seroquel sales in other markets were up 17% in the first half, on good growth in Western Europe and Emerging Rest of World.

Sales of Zomig were up 5% in the first half, with sales in the US up 3% and sales in other markets up 5%.

Infection

			H1 2007	H1 2006	H1 2007 compared to H1 2006
	Sales	Growth underlying	Growth due to exchange effect	Sales	Growth underlying	Growth reported
	$m	$m	$m	$m	%	%
Merrem	372	69	19	284	24	31
Other	34	(9)	3	40	(23)	(15)
Total	406	60	22	324	19	25

Reported performance

Infection sales grew by 25% from $324 million to $406 million in the first half of 2007.

Underlying performance

Excluding the effects of exchange, Infection sales grew by 19% in the first half of 2007.  Merrem sales increased in the same period by 24% to $372 million with strong growth in both the US and Western Europe.

Other business

Reported performance

Astra Tech sales grew by 23% and Aptium Oncology sales increased by 10% to reach $213 million and $200 million, respectively, in the six months ended 30 June 2007.

Underlying performance

Astra Tech sales grew by 14% on an underlying basis with growth from Western Europe, its major market.  Aptium Oncology operated primarily in the US and saw underlying growth of 10%.

Unaudited consolidated condensed financial statements for the six months ended 30 June 2007

Consolidated Income Statement (Unaudited)

For the six months ended 30 June	2007 $m	2006 $m
Sales	14,239	12,805
Cost of sales	(3,154)	(2,642)
Distribution costs	(122)	(112)
Research and development	(2,395)	(1,816)
Selling, general and administrative costs	(4,822)	(4,405)
Other operating income and expense	397	277
Operating profit	4,143	4,107
Finance income	486	400
Finance expense	(371)	(254)
Profit before tax	4,258	4,253
Taxation	(1,257)	(1,227)
Profit for the period	3,001	3,026
Attributable to:
Equity holders of the Company	2,986	3,024
Minority interests	15	2
	3,001	3,026
Basic earnings per $0.25 Ordinary Share	$1.97	$1.92
Diluted earnings per $0.25 Ordinary Share	$1.97	$1.91
Weighted average number of Ordinary Shares in issue (millions)	1,515	1,577
Diluted average number of Ordinary Shares in issue (millions)	1,518	1,581
Dividends declared in the period	1,885	1,453

Consolidated Statement of Recognised Income and Expense (Unaudited)
For the six months ended 30 June	2007 $m	2006 $m
Profit for the period	3,001	3,026
Foreign exchange adjustments on consolidation	149	454
Available for sale losses taken to equity	(14)	(20)
Actuarial gains for the period	352	119
Tax on items taken directly to reserves	(90)	23
	397	576
Total recognised income and expense for the period	3,398	3,602
Attributable to:
Equity holders of the Company	3,390	3,597
Minority interests	8	5
	3,398	3,602

Consolidated Balance Sheet (Unaudited)

	As at 30 June 2007 $m	As at 31 December 2006 $m
ASSETS
Non-current assets
Property, plant and equipment	8,161	7,453
Intangible assets, including goodwill	21,421	4,204
Other investments	604	119
Deferred tax assets	1,336	1,220
	31,522	12,996
Current assets
Inventories	2,563	2,250
Trade and other receivables	6,260	5,561
Other investments	360	657
Income tax receivable	1,944	1,365
Cash and cash equivalents	4,951	7,103
	16,078	16,936
Total assets	47,600	29,932
LIABILITIES
Current liabilities
Interest bearing loans and borrowings	(14,342)	(136)
Trade and other payables	(7,179)	(6,334)
Income tax payable	(3,412)	(2,977)
	(24,933)	(9,447)
Non-current liabilities
Interest bearing loans and borrowings	(1,057)	(1,087)
Deferred tax liabilities	(4,235)	(1,559)
Retirement benefit obligations	(1,541)	(1,842)
Provisions	(633)	(327)
Other payables	(234)	(254)
	(7,700)	(5,069)
Total liabilities	(32,633)	(14,516)
Net assets	14,967	15,416

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	374	383
Share premium account	1,799	1,671
Other reserves	1,911	1,902
Retained earnings	10,763	11,348
	14,847	15,304
Minority interests	120	112
Total equity	14,967	15,416

Consolidated Cash Flow Statement (Unaudited)

For the six months ended 30 June	2007 $m	2006 $m
Cash flows from operating activities
Profit before taxation	4,258	4,253
Finance income and expense	(115)	(146)
Depreciation, amortisation and impairment	739	588
Increase in working capital	(589)	(352)
Other non-cash movements	427	115
Cash generated from operations	4,720	4,458
Interest paid	(61)	(30)
Tax paid	(1,475)	(1,007)
Net cash inflow from operating activities	3,184	3,421
Cash flows from investing activities
Acquisition of businesses*	(14,543)	(213)
Movement in short term investments and fixed deposits*	572	701
Purchase of property, plant and equipment	(487)	(373)
Disposal of property, plant and equipment	27	16
Purchase of intangible assets	(268)	(331)
Purchase of non-current asset investments	(6)	(15)
Disposal of non-current asset investments	-	54
Interest received	221	154
Dividends paid by subsidiaries to minority interest	(9)	(4)
Net cash outflow from investing activities	(14,493)	(11)
Net cash (outflow)/inflow before financing activities*	(11,309)	3,410
Cash flows from financing activities
Proceeds from issue of share capital	128	746
Repurchase of shares	(2,160)	(1,627)
Dividends paid	(1,878)	(1,442)
Repayment of loans	(838)	-
Movement in short term borrowings	13,913	-
Net cash inflow/(outflow) from financing activities	9,165	(2,323)
Net (decrease)/increase in cash and cash equivalents in the period	(2,144)	1,087
Cash and cash equivalents at the beginning of the period	6,989	4,895
Exchange rate effects	26	16
Cash and cash equivalents at the end of the period	4,871	5,998

Note: Free Cash Flow (*) of $2,662 million ($2006: $2,922 million) is calculated as: net cash (outflow)/inflow before financing activities, adjusted for: acquisition of businesses, disposals of intangible assets and movement in short term investments and fixed deposits.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the six months ended 30 June 2007 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (EU).  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2006.  In applying these accounting policies management makes certain judgements and estimations.  Judgements include classification of transactions between the income statement and balance sheet, whilst estimations focus on areas such as carrying values and estimated lives.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 – Interim Financial Reporting.  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2006.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies.  The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan	Cash		Non-cash	Exchange	At 30 June
	2007	flow	Acquisitions	movements	movements	2007
	$m	$m	$m	$m	$m	$m
Loans due after 1 year	(1,087)	-	-	30	-	(1,057)
Current instalments of loans	-	838	(1,165)	-	-	(327)
Total loans	(1,087)	838	(1,165)	30	-	(1,384)
Other investments - current	657	(572)	279	(6)	2	360
Cash and cash equivalents	7,103	(2,178)	-	-	26	4,951
Overdrafts	(114)	34	-	-	-	(80)
Short term borrowings	(22)	(13,913)	-	-	-	(13,935)
	7,624	(16,629)	279	(6)	28	(8,704)
Net funds/(debt)	6,537	(15,791)	(886)	24	28	(10,088)

Non-cash movements in the period include fair value adjustments under IAS 39.

During the six months to June 30, 2007 short term borrowings increased by $13.9 billion.  Commercial paper was issued by AstraZeneca PLC at various LIBOR rates and as at 30 June 2007 $13.9 billion was outstanding with an average duration of 67 days and an average interest rate of 5.29%.  The funding raised was utilised for the acquisition of MedImmune Inc.

3	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

$m
Total equity at 31 December 2006	15,416
Net profit for the period	3,001
Dividends	(1,885)
Issue of AstraZeneca PLC Ordinary Shares	128
Repurchase of AstraZeneca PLC Ordinary Shares	(2,160)
Foreign exchange and other adjustments on consolidation	149
Other	318
Net movement in equity	(449)
Total equity at 30 June 2007	14,967

4	MEDIMMUNE, INC. ACQUISITION

On 1 June 2007, AstraZeneca announced the successful tender offer for all the outstanding shares of common stock of MedImmune, Inc. (“MedImmune”), a biotechnology company with proven biologics discovery and development strength, pipeline and leading biomanufacturing.  At that date, approximately 96.0% of the outstanding shares were successfully tendered; the remaining shares were acquired by 18 June 2007.  The financial results of MedImmune, Inc. have been consolidated into the Company’s results from 1 June 2007.

Cash consideration of $13.9 billion was paid for the outstanding shares.  After taking account of the cash and investments acquired, together with the settlement of MedImmune’s convertible debt and outstanding share options, the total cash to be paid to acquire MedImmune is $15.6 billion.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill.  In the case of the acquisition of MedImmune, this goodwill is underpinned by a number of elements, which individually cannot be quantified.  Most significant amongst these is the premium attributable to a pre-existing, well positioned business in the innovation intensive, high growth biologics market with a highly skilled workforce and established reputation.  Other important elements include buyer specific synergies, potential additional indications for identified products and the core technological capabilities and knowledge base of the company.

MedImmune, Inc. contributed $24 million of turnover in the month since acquisition.  After amortisation, net investments/interest costs (including interest costs of external financing of $52 million) and tax, the loss attributable to the MedImmune acquisition was $91 million. If the acquisition had taken effect at the beginning of the reporting period (1 January 2007), on a proforma basis the revenue, profit before tax and profit after tax of the combined Group for the six month period would have been $14,807 million, $3,851 million and $2,725 million, respectively.  Basic and diluted Earnings per Share for the combined Group would have been $1.80.  If the acquisition had taken effect at the beginning of the prior reporting period (1 January 2006), on a proforma basis the revenue, profit before tax and profit after tax of the combined Group for the six month period would have been $13,363 million, $3,567 million and $2,584 million, respectively.  Basic and diluted Earnings per Share for the combined Group would have been $1.64 and $1.63, respectively.  This proforma information has been prepared taking into account amortisation, interest costs and related tax effects but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2007 or 1 January 2006 and should not be taken to be representative of future results.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	193	8,136	8,329
Property, plant and equipment	523	70	593
Other	550	(17)	533
	1,266	8,189	9,455
Current assets	1,439	115	1,554
Current liabilities	(326)	39	(287)
Additional obligations related to convertible debt and share options	-	(1,724)	(1,724)
Non-current liabilities
Interest bearing loans and borrowings	(1,165)	-	(1,165)
Other payables	(73)	-	(73)
Deferred tax assets/(liabilities)	314	(2,787)	(2,473)
	(924)	(2,787)	(3,711)
Total assets acquired	1,455	3,832	5,287
Goodwill			8,596
Total consideration for outstanding shares*			13,883
Additional payments related to convertible debt, share options and other acquisition obligations			1,770
Less: amounts paid after 30 June 2007			(283)
Less: cash acquired			(979)
Net cash outflow			14,391

*  The total consideration for outstanding shares includes $29 million of directly attributable costs.

5	RESTRUCTURING COSTS

Profit before tax for the six months ended 30 June 2007 is stated after charging restructuring costs of $458 million in the six month period.  These have been charged to the income statement as follows:

	Total estimated programme $m	Charged at 30 June $m
Cost of sales
Global supply chain	750	281
Research and development
Restructuring of clinical, regulatory affairs and disease area strategy	100	29
Selling, general and administrative
European sales force restructuring	300	146
IS and business infrastructure	450	2
Total (reported basis)	1,600	458
Of which cash costs:	1,300	439

$m
Severance costs	410
Accelerated depreciation	19
Other	29
Total charge for six months ended 30 June 2007	458

$m
Liability at 1 January 2007	-
New charges	439
Cash payments	(17)
Liability at 30 June 2007	422

In April 2007, the Company announced its intention to bring forward productivity initiatives, in addition to the programme to improve asset utilisation within its global supply chain, to enhance the long-term efficiency of the business.  Implementation of the Global Supply Chain productivity initiative is progressing well and has been expanded to add new opportunities to further strengthen gross margin going forward.  The total charge is anticipated to be around $750 million.

R&D restructuring activity and costs include implementing the previously announced Disease Area Strategy, streamlining the Global Regulatory function, and our intention to create a substantially more efficient clinical data management capability.  Headcount reductions of approximately 700 are expected in this area.  In aggregate, R&D restructuring costs of around $100 million are expected.

The Company has undertaken a strategic review of the sales and marketing resources required in Europe for the next three years. This review has identified a number of different programmes, which will reduce total headcount by around 1,800 positions. The total costs of restructuring have been estimated at approximately $300 million.

Within our IS and Business Support infrastructure, programmes to focus on improved productivity and strategic sourcing as we better use our global scale are anticipated to reduce headcount by approximately 1,800 positions. Total costs of these programmes are expected to amount to around $450 million.

The Company expects the majority of the programmes to be completed by the end of 2009.  The Company will continue to look for further initiatives to improve the long-term efficiency of the business. All reductions in positions detailed above are subject to consultations with works councils, trade unions and other employee representatives and to being in accordance with local labour laws.

6	SHARE-BASED COMPENSATION

The pre-tax share-based compensation expense recognised during the six months ended 30 June 2007 and 30 June 2006 is as follows:

	2007 $m	2006 $m
Cost of sales	1	1
Research and development	29	28
Selling, general and administrative	38	35
Share-based compensation expense	68	64

7	PROPERTY, PLANT & EQUIPMENT

	As at 30 June 2007 $m	As at 31 December 2006 $m
Cost	16,042	14,908
Accumulated Depreciation	(7,881)	(7,455)
Property, plant & equipment, net	8,161	7,453

8	INTANGIBLE ASSETS, INCLUDING GOODWILL

Intangible Assets	As at 30 June 2007 $m	As at 31 December 2006 $m
Cost	14,694	5,869
Accumulated Amortisation	(2,971)	(2,762)
Intangible assets, net	11,723	3,107

Goodwill	As at 30 June 2007 $m	As at 31 December 2006 $m
Cost	10,032	1,430
Accumulated Amortisation	(334)	(333)
Goodwill, net	9,698	1,097

Significant assets	Description	Carrying value $m	Remaining amortisation period

Goodwill in the US	Goodwill	707	Not amortised
Goodwill on acquisition of MedImmune	Goodwill	8,596	Not amortised
Intangible assets arising from joint venture with Merck *	Product, marketing and distribution rights	316	7 and 11 years
Advance Payment *	Product, marketing and distribution rights	687	12 years
Intangible assets arising from the acquisition of CAT	Product, marketing and distribution rights	603	9 and 14 years **
Intangible assets arising from the acquisition of KuDOS	Product, marketing and distribution rights	285	Not amortised **
Intangible assets arising from the acquisition of MedImmune	Product, marketing and distribution rights	7,443	12, 18 and 24 years
Intangible assets arising from the acquisition of MedImmune	In-process research and development	852	Not amortised **

* These assets are associated with the restructuring of the joint venture with Merck & Co., Inc.
** Assets in development are not amortised

9	INVENTORY

	As at 30 June 2007 $m	As at 31 December 2006 $m

Raw materials and consumables	675	541
Inventories in process	814	778
Finished goods and goods for re-sale	1,074	931
	2,563	2,250

10	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca (including the recently acquired MedImmune) is involved in various legal proceedings considered typical to its businesses, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, antitrust and securities law. The more significant matters are discussed below. Unless noted otherwise, no provisions have been established for any of the claims discussed below.

Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin-bound)
In July 2006, Elan Pharmaceutical filed a lawsuit in the US District Court for the District of Delaware against Abraxis Bioscience, Inc. Elan essentially alleges that Abraxis infringes two US patents in connection with the marketing, use and sale of Abraxane®. AstraZeneca is not named as a party in the lawsuit. AstraZeneca is party to an agreement with Abraxis to co-promote Abraxane®.

Atacand (candesartan cilexetil)
In April 2007, AstraZeneca (NDA holder) and Takeda (patent holder) received notice from Sandoz Inc. that Sandoz had filed an ANDA with the FDA, seeking approval to market a generic version of Atacand (candesartan cilexetil) in the 4, 8, 16 and 32 mg doses, prior to the expiration in July 2013 of US Patent No. 5534534 (the '534 Patent). The notification claims that the Sandoz product does not infringe the '534 Patent. Sandoz did not challenge the compound patents listed in the FDA Orange Book with reference to Atacand the latter of which expires in June 2012. As a result Sandoz cannot market candesartan cilexetil until the end of the exclusivity period afforded by these patents. AstraZeneca and Takeda have decided not to bring an action for patent infringement at this time.

Crestor (rosuvastatin)
AstraZeneca Pharmaceuticals LP and/or AstraZeneca LP in the US were served with seven individual lawsuits in 2004 and 2005 involving alleged injury in association with the use of Crestor.  Five of these lawsuits have now been dismissed. In addition, a motion for authorisation to institute a class action and to be a representative was filed in Quebec, Canada against AstraZeneca PLC and AstraZeneca Canada Inc. The petitioner claimed alleged injury as a result of the use of Crestor. This matter was dismissed in March 2007. During 2006, AstraZeneca was served with six additional individual lawsuits in the US, all six of which have since been dismissed. AstraZeneca is vigorously defending all the remaining actions.

Exanta (ximelagatran)
Four putative and essentially similar securities class actions were filed in the US against AstraZeneca PLC, Håkan Mogren, Sir Tom McKillop, Jonathan Symonds and Percy Barnevik between January and March 2005. These actions were subsequently consolidated into a single action pending in the US District Court for the Southern District of New York. The Consolidated Amended Complaint alleges that the defendants made materially false and misleading statements regarding Exanta clinical trials and the status of the Exanta New Drug Application in the US. The plaintiffs purport to assert claims on behalf of purchasers of AstraZeneca publicly traded securities during the period 2 April 2003 to 10 September 2004 under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5.

The defendants deny the allegations made in the lawsuit and will vigorously defend the action. They have filed a motion to dismiss the action, and that motion is pending before the Court.

Iressa (gefitinib)
During 2004, 2005 and 2006, six claims were filed against AstraZeneca KK in Japan, in the Osaka and Tokyo District Courts. In five of the claims, it is alleged that Iressa caused a fatal incidence of interstitial lung disease (ILD) in a Japanese patient. In the sixth claim, it is alleged that Iressa caused a non-fatal incidence of ILD. AstraZeneca KK, following consultation with external legal advisers, believes the claims are without merit and is defending all the cases. ILD is a known complication of lung disease, including advanced lung cancer, regardless of treatment.

Losec/Prilosec (omeprazole)
In 2001, AstraZeneca filed a suit in the US against Andrx Pharmaceuticals, Inc. for infringement of a patent directed to a process for making an omeprazole formulation (the ’281 patent). Andrx filed counterclaims of non-infringement, invalidity and unenforceability for inequitable conduct during prosecution of the ’281 patent. Andrx also asserted that in addition to the ’281 patent, two other formulation patents, the ’505 and ’230 patents, were unenforceable for alleged litigation misconduct by AstraZeneca. Both parties sought attorneys’ fees. In May 2004, the US District Court for the Southern District of New York ruled that the ’281 patent was infringed, but also ruled that the ’281 patent was invalid.

The court dismissed Andrx’s litigation misconduct and other counterclaims and affirmative defences, leaving intact the court’s October 2002 decision finding the ’230 and ’505 patents not invalid and infringed by Andrx. The October 2002 decision was affirmed in all respects on appeal in December 2003. The court entered final judgment regarding the ’281 patent in July 2004, after determining to stay the attorneys’ fees claims pending any appeals. Andrx appealed the judgment and AstraZeneca cross-appealed. The appeal was argued to the US Court of Appeals for the Federal Circuit in August 2006. The Court of Appeals affirmed that the asserted claims of the ‘281 were invalid.  The Court also concluded that AstraZeneca’s formulation patents remain enforceable and that AstraZeneca was the prevailing party against Andrx in the lower court.

During 2000 and 2001, AstraZeneca had filed suits against Lek Pharmaceutical and Chemical Company d.d. and Lek Services USA, Inc., Impax Laboratories Inc., Eon Labs Manufacturing Inc., Mylan Pharmaceuticals Inc., Apotex Corp, Apotex, Inc., Torpharm, Inc. and Zenith Goldline Pharmaceuticals, Inc. (now known as IVAX Pharmaceuticals, Inc.). These suits followed the filing of Abbreviated New Drug Applications by these companies with the FDA concerning the companies’ intention to market generic omeprazole products in the US. The basis for the proceedings is that the actions of all the companies infringe the ’505 and ’230 formulation patents relating to omeprazole. The cases are proceeding under the US Hatch-Waxman legislation. The case against IVAX was dismissed without prejudice shortly after it was filed, after IVAX withdrew its application to market generic omeprazole. During 2003, after Mylan commenced commercial sale of its product, AstraZeneca filed suit against Laboratorios Esteve, SA and Esteve Quimica, SA, manufacturers of the omeprazole product to be distributed in the US by Mylan. In 2003 and 2004, Lek, Apotex and Impax all began commercial sales of their generic omeprazole products. In July 2004, Lek filed a motion for summary judgment of non-infringement. In January 2005, AstraZeneca filed suit against Teva Pharmaceutical Industries Ltd. and Teva Pharmaceuticals USA, Inc., which are marketing and selling Impax’s omeprazole products. The Teva case was stayed in June 2005 until liability issues in the Impax action are resolved. AstraZeneca made claims for damages against each of the selling defendants. Anti-trust and non-infringement counterclaims were filed by Andrx, Apotex/Torpharm, Impax, Eon and Lek. All defendants except Lek have also raised invalidity and unenforceability counterclaims. The anti-trust counterclaims, as well as AstraZeneca’s claims for damages, have been stayed pending resolution of the patent liability issues.

The cases were consolidated for discovery before, or are directly assigned to, Judge Jones in the US District Court for the Southern District of New York. All discovery in these cases was completed in February 2005. Briefing on the summary judgment motion filed by Lek and 14 additional motions for summary judgment was completed in July 2005. All of the defendants’ motions for summary judgment were denied in January 2006. In February 2006, the Eon suit was dismissed after it announced it would not commence sales until after the ’505 and ’230 patents expired. In July 2005, AstraZeneca filed suit against Ranbaxy Laboratories Ltd., Ranbaxy Inc. and Ranbaxy Pharmaceuticals, Inc. for infringement of the ’505 and ’230 formulation patents. The Ranbaxy case was consolidated with the other omeprazole patent cases for pre-trial purposes. In March 2006, the Ranbaxy case was dismissed when it announced it would not commence sales until after the ’505 and ’230 patents expired.

In January 2006, AstraZeneca dismissed its claims for damages against Impax, and as a result the Court struck Impax’s jury demand. Impax appealed this decision on an interlocutory basis to the US Court of Appeals for the Federal Circuit, which denied the appeal, and then to the United States Supreme Court, which also denied the appeal. From April to June 2006, Judge Jones conducted a consolidated bench trial on patent liability issues involving the remaining defendants, Mylan/Esteve, Lek, Apotex and Impax. Post-trial briefing was completed in July 2006.

In May 2007, the United States District Court for the Southern District of New York upheld both AstraZeneca formulation patents covering Prilosec (omeprazole), a ruling consistent with the previously disclosed decision in the first wave case in October 2002.   The Court found that the generic omeprazole formulations of Impax Laboratories Inc. and Apotex (Apotex Corp. and Apotex Inc.) infringed both patents in suit.  AstraZeneca is seeking appropriate relief, including damages.  The Court also found that the generic omeprazole products sold by Lek Pharmaceutical and Chemical Company d.d. and Mylan Pharmaceuticals Inc./Esteve did not infringe.  AstraZeneca has appealed the Mylan/Esteve decision to the US Court of Appeals for the Federal Circuit.

In April 2006, AstraZeneca received a notice from Dexcel Pharma Technologies (“Dexcel”) that Dexcel had submitted a New Drug Application seeking FDA approval to market a 20mg omeprazole tablet for the over-the-counter (OTC) market. Dexcel seeks approval to market a generic omeprazole OTC product before the expiration of the patents listed in the FDA Orange Book in reference to AstraZeneca’s Prilosec product and the Prilosec OTC that is marketed by Procter & Gamble. In May, AstraZeneca filed suit in the US District

Courts for the District of Delaware and the Eastern District of Virginia charging Dexcel with infringement of the ’505 and ’230 patents and US Patent No. 6,150,380 which expires in 2019. The Virginia case is stayed pending resolution of Dexcel’s objection to jurisdiction in Delaware. Discovery is ongoing, and no trial date has yet been set.

In June 2007, AstraZeneca received a notice from Dr. Reddy’s Laboratories, Ltd. and from Dr. Reddy’s Laboratories, Inc.  (Dr. Reddy’s) that Dr. Reddy’s had submitted an ANDA seeking FDA approval to market a 20mg delayed release omeprazole magnesium capsule for the over-the-counter (OTC) market. Dr. Reddy’s seeks approval to market a generic omeprazole OTC product before the expiration of the patents listed in the FDA Orange Book in reference to the Prilosec OTC product that is marketed by Procter & Gamble.  In July 2007, AstraZeneca and Merck commenced patent infringement litigation in the US District Court for the Southern District of New York against Dr. Reddy’s in response to Dr. Reddy’s paragraph IV certifications regarding Prilosec OTC.  No trial date has been set.

In June and July 2004, AstraZeneca applied in France for injunctions based on its omeprazole formulation patent against six companies for marketing generic omeprazole. In August 2004, the applications were rejected at first instance. AstraZeneca appealed this decision and in March 2005 the applications were rejected on appeal. In May 2004, AstraZeneca also started legal proceedings against the same companies for infringement of its omeprazole formulation patent in France. These proceedings have been consolidated with a case challenging the validity of the patent, brought by one of the companies against AstraZeneca. No date has yet been set for a hearing.

In addition, in 2001 AstraZeneca was granted an interlocutory injunction based on AstraZeneca’s omeprazole formulation patents against the generic company A/S Gea Farmaceutiske Fabrik (now Sandoz A/S), which was prevented from selling the omeprazole product in Denmark pending the outcome of the main action until the patent expired.

An interlocutory injunction against Biochemie Novartis Healthcare A/S (now Sandoz A/S) was granted in Denmark during 2003, based on AstraZeneca’s omeprazole formulation patent and the main action is still pending.

In December 2004, an interlocutory injunction against Nomeco A/S, a Danish distributor of a generic omeprazole product from ratiopharm, was granted in Denmark based on AstraZeneca’s omeprazole formulation patent. The case was heard on appeal in November and December 2005 and, in February 2006, the High Court repealed the interlocutory injunction. The main action on the merits is still pending.

During 2003 and 2004, AstraZeneca was denied interlocutory injunctions based on certain of its omeprazole patents against Novartis Sverige AB and ratiopharm AB in Sweden and Novartis Finland Oy and ratiopharm Oy in Finland. In 2002 and 2003, Novartis Sverige AB, ratiopharm AB and Arrow Läkemedel AB initiated cases to invalidate AstraZeneca’s omeprazole formulation patent. These cases have been consolidated and are currently pending before the Stockholm District Court AstraZeneca-initiated infringement cases against Novartis Sverige AB and ratiopharm AB in Sweden, in 2003. These infringement cases have been stayed pending the outcome of the invalidity cases. The case initiatied by Arrow Läkemedel AB has been settled.

In Finland, the separate infringement proceedings against ratiopharm Oy and Novartis Finland Oy based on infringement of AstraZeneca’s omeprazole formulation patent had been stayed in 2005, as Novartis Finland Oy had initiated an invalidation action against the formulation patent. In May 2006, AstraZeneca and Novartis Finland Oy settled their disputes, as a result of which the invalidation action against the formulation patent and the infringement action against Novartis Finland Oy were withdrawn. During the autumn of 2006, the infringement action against ratiopharm Oy, which had been stayed pending the outcome of the invalidation action by Novartis Finland Oy, was resumed and is currently pending.

AstraZeneca continues to be involved in numerous proceedings in Canada involving various generics and patents, including under the Patented Medicines (Notice of Compliance) Regulations, relating to omeprazole capsules or omeprazole magnesium tablets. Apotex Inc. launched a generic omeprazole capsule product in Canada in January 2004. Following this launch, AstraZeneca commenced judicial review proceedings seeking to quash Apotex’s notice of compliance (marketing approval) and AstraZeneca sued Apotex in July 2004 alleging infringement of its formulation patents by Apotex’s omeprazole capsules. In May 2005, the Canadian Federal Court of Appeal quashed Apotex’s notice of compliance (marketing approval), overruling the first instance decision in September 2004, which went against AstraZeneca. In June 2005, the Canadian Federal Court of Appeal granted Apotex’s motion for a stay of the Court’s decision to quash the notice of compliance, pending an application by Apotex for leave to appeal to the Supreme Court of Canada. The Supreme Court of Canada granted Apotex leave to appeal and also continued the stay granted by the Federal Court of Appeal, thereby allowing Apotex to continue selling its omeprazole capsules pending a decision by the Supreme Court on Apotex’s appeal. The appeal was heard in May 2006 and allowed in November 2006, with the result that Apotex can continue to sell omeprazole capsules pending the outcome of the patent infringement action.

In February 2006, the Federal Court of Appeal upheld a lower court decision which prohibited Apotex from obtaining a notice of compliance (marketing approval) for omeprazole magnesium tablets until the expiry of a relevant formulation patent in December 2008.

In January 2006, AstraZeneca Canada Inc. was served with a claim in the Federal Court of Canada for payment of an undetermined sum based on damages allegedly suffered by Apotex due to the delay from January 2002 to January 2004 in the issuance to Apotex of a notice of compliance (marketing approval) in Canada for its 20mg omeprazole capsule product. The claim was held in abeyance pending Apotex’s appeal to the Supreme Court of Canada, and following the November 2006 allowance of that appeal Apotex has indicated it will be advancing the damages claim. AstraZeneca believes the claim is without merit and intends to defend it and to pursue its already pending patent infringement actions against Apotex vigorously.

AstraZeneca Canada initiated proceedings in the Federal Court of Canada against Novopharm Limited in connection with certain patents related to omeprazole magnesium tablets, on the basis that Novopharm was seeking a notice of compliance (marketing approval) in Canada based on a comparison with AstraZeneca’s Losec tablets.

AstraZeneca Canada initiated proceedings in the Federal Court of Canada against Sandoz Canada Inc. in connection with certain patents related to omeprazole capsules, on the basis that Sandoz was seeking a notice of compliance (marketing approval) in Canada based on a comparison with AstraZeneca’s Losec capsules.

In January 2007, AstraZeneca Canada Inc. discontinued long pending proceedings against Reddy-Cheminor Inc. in respect of patents relating to omeprazole capsules, following Reddy-Cheminor’s withdrawal of its allegations.

In February 2000, the European Commission commenced an investigation relating to certain omeprazole intellectual property rights, and associated regulatory and patent infringement litigation. The investigation is pursuant to Article 82 of the EC Treaty, which prohibits an abuse of a dominant position. The investigation was precipitated by a complaint by a party to a number of patent and other proceedings involving AstraZeneca. AstraZeneca has, in accordance with its corporate policy, co-operated with the Commission. In July 2003, the Commission served a Statement of Objections on AstraZeneca, referring to alleged infringements regarding the obtaining of supplementary protection certificates for omeprazole in certain European countries; and regarding AstraZeneca’s replacement of omeprazole capsules by omeprazole MUPS (tablets) and withdrawal of capsule marketing authorisations in three European countries. AstraZeneca replied fully to the Commission, explaining why its actions were, in AstraZeneca’s view, lawful. An oral hearing took place in February 2004. In June 2005, the European Commission notified AstraZeneca PLC and AstraZeneca AB of its Decision to impose fines totalling €60m on the companies for infringement of European competition law (Article 82 of the EC Treaty and Article 54 of the EEA Agreement). The Commission alleges that the companies abused their dominant positions in the periods between 1993 and 2000 by making a pattern of misleading representations before the patent offices and/or courts in Belgium, Denmark, Germany, the Netherlands, Norway and the UK in regard to obtaining supplementary protection certificates for omeprazole; and by requesting the surrender of market authorisations for omeprazole capsules in Denmark, Norway and Sweden, combined with withdrawal from these countries of omeprazole capsules and the launch of omeprazole MUPS (tablets). AstraZeneca does not accept the Commission’s Decision and has appealed it to the Court of First Instance. AstraZeneca denies that it had a dominant position or that it was engaged in the behaviours as characterised by the Commission. In the meantime, the fine was fully provided for in the half year results in 2005 through a charge to operating profit of $75m. It is alleged by the Commission that these activities had the effect of hindering the entry of the generic version of Losec and parallel trade. It is possible that third parties could seek damages for alleged losses arising from this matter. Any such claims would be vigorously resisted.

Nexium (esomeprazole)
AstraZeneca entities have been sued in various state and federal courts in the US in purported representative and class actions involving the marketing of Nexium (esomeprazole magnesium). These actions generally allege that AstraZeneca’s promotion and advertising of Nexium to physicians and consumers is unfair, unlawful and deceptive conduct, particularly as the promotion relates to comparisons of Nexium with Prilosec. They also allege that AstraZeneca’s conduct relating to the pricing of Nexium was unfair, unlawful and deceptive. The plaintiffs allege claims under various state consumer protection, unfair practices and false advertising laws. The plaintiffs in these cases seek remedies that include restitution, disgorgement of profits, damages, punitive damages, injunctive relief, attorneys’ fees and costs of suit.

The first action was brought in 2004 in the Superior Court of the State of California for the County of Los Angeles by the AFL-CIO, two unincorporated associations and an individual on behalf of themselves, the general public and a class of California consumers, third party payers, cash payers and those making a co-payment. A second action was filed in the same court on behalf of a similar putative class of consumers. Actions making substantially similar allegations were filed in 2004 and 2005 on behalf of putative classes of consumers, third party payers, purchasers and labour management trust funds in the Circuit Court of Searcy County, Arkansas; in the Superior Court of the State of Delaware in and for New Castle County; in the Superior Court of Massachusetts in Boston; in the US District Court for the District of Delaware (three consolidated cases); and in the Circuit Court of the 11th Judicial Court in and for Miami-Dade County, Florida.

In September 2005, the court in California issued a ruling on AstraZeneca’s demurrer and motion to strike in the two California actions. The court granted AstraZeneca’s motion with respect to the associational plaintiffs and denied the motion with respect to the individual plaintiffs, allowing the cases of the individuals to proceed. In October 2005, the court in Massachusetts denied AstraZeneca’s motion to dismiss. Discovery in the California and Massachusetts cases is proceeding, and plaintiffs’ motions for class certification are expected to be filed in mid-2007.

In November 2005, the US District Court for the District of Delaware granted AstraZeneca’s motion to dismiss the consolidated class action complaint. In August 2007, the US Court of Appeals for the Third Circuit affirmed the dismissal. The plaintiffs are expected to seek rehearing en banc. The Delaware state case has been stayed pending the outcome of the Delaware federal cases.

In May 2006, the Arkansas state court granted AstraZeneca’s motion to dismiss the plaintiffs’ complaint. The plaintiffs filed additional motions and pleadings, including an amended complaint. AstraZeneca filed a motion to dismiss the amended complaint.

In October 2006, the Florida court dismissed the plaintiff’s complaint with prejudice and without leave to amend. The plaintiff appealed the dismissal but it was affirmed in June 2007 by Florida’s appellate court. The plaintiff has filed a petition in the Florida Supreme Court for discretionary review.

In December 2006 and January 2007, several lawsuits against AstraZeneca entities, including putative class actions, were filed in US District Court for the District of Columbia alleging claims of unlawful monopolisation relating to Prilosec and Nexium. Individual actions were filed on 7 December 2006 by Walgreen Co., Eckerd Corporation. Maxi Drug, Inc. d/b/a Brooks Pharmacy, The Kroger Co., New Albertson’s Inc., Safeway, Inc., Hy-Vee, Inc., and American Sales Company, Inc. and on 8 December 2006 by Rite Aid Corporation, and Rite Aid Headquarters Corp. Putative class actions brought on behalf of direct purchasers were filed on 18 December 2006 by Meijer, Inc. and Meijer Distribution, Inc., on 19 December 2006 by Louisiana Wholesale Drug Co., Inc., and on 8 January 2007 by Burlington Drug Co., Inc., Dik Drug Co., Inc, and King Drug Co. of Florence, Inc. The plaintiffs seek treble damages, injunctive relief, and attorney fees. AstraZeneca denies the allegations and has filed motions to dismiss each of the complaints.

In November 2003, the European Patent Office (EPO) ruled that the European substance patent covering magnesium esomeprazole, the active pharmaceutical ingredient in Nexium, was valid. The patent, which expires in May 2014, was challenged by the generic manufacturer ratiopharm. The EPO ruling was appealed by ratiopharm. In December 2006, the Board of Appeals of the EPO ruled that the patent is invalid.

While disappointed with the EPO decision, AstraZeneca has confidence in the intellectual property portfolio protecting Nexium. This portfolio includes process, method of use and additional substance patents with expiration dates ranging from 2009 through to 2019. The process patent is under opposition with the EPO and an Opposition Division oral hearing is scheduled for October 2007 (postponed from the original hearing date in March 2007). In addition to these patents, Nexium has data exclusivity valid to 2010 in major European markets.

The revocation of the AstraZeneca European substance patent relating to Nexium should not have any substantive impact on AstraZeneca’s ability to uphold and enforce its Nexium patents in the United States. AstraZeneca has several US patents covering Nexium, all of which can be differentiated from the European patent found to be invalid.

The European patent protecting the formulation of the Nexium MUPS product is under opposition with the European Patent Office (EPO) and an Opposition Division oral hearing is scheduled for November 2007.   The patent is opposed by the generic companies ratiopharm, Hexal, Teva and Krka d.d., Novo mesto.

In October 2004, AstraZeneca LP filed suit in the US District Court for the District of Delaware seeking declaratory judgment that its ‘Better is Better’ campaign for Nexium was not false or misleading advertising in violation of section 43(a) of the Lanham Act, a federal statute governing false advertising claims. The action was taken in response to a letter from TAP Pharmaceuticals, Inc. demanding that AstraZeneca immediately withdraw the television commercial and other components of the direct-to-consumer advertising campaign for Nexium on the basis that they allegedly violated the statute. In November 2004, TAP requested expedited consideration of the case by filing a motion for a preliminary injunction, which the court denied in December 2004. In May and June 2006, the court dismissed all of the claims for damages asserted by TAP in its counterclaims and dismissed most of TAP’s claims for injunctive relief. In August 2006, the parties entered into a settlement agreement, and the case has been dismissed in its entirety.

In October 2005, AstraZeneca received a notice from Ranbaxy Pharmaceuticals, Inc. that Ranbaxy Laboratories Limited had submitted an Abbreviated New Drug Application (ANDA) to the US FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. The ANDA contained paragraph IV certifications of invalidity and/or non-infringement in respect of certain AstraZeneca US patents listed in the FDA’s Orange Book with reference to Nexium. In November 2005, AstraZeneca commenced wilful infringement patent litigation in the US District Court for the District of New Jersey against Ranbaxy

Pharmaceuticals, Inc. and its affiliates in response to Ranbaxy’s paragraph IV certifications regarding Nexium.

In January 2006, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX Corporation had submitted an ANDA to the US FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. The ANDA contained paragraph IV certifications of invalidity and/or non-infringement in respect of certain AstraZeneca US patents listed in the FDA’s Orange Book with reference to Nexium. IVAX also certified in respect of certain other AstraZeneca US patents listed in the Orange Book with reference to Nexium that IVAX will not launch its product prior to the expiry of those patents, the latter of which expires in October 2007. In March 2006, AstraZeneca commenced wilful patent infringement litigation in the US District Court for the District of New Jersey against IVAX, its parent Teva Pharmaceuticals, and their affiliates. The Ranbaxy and Teva/IVAX matters have been consolidated.

In August 2006, AstraZeneca received a notice from Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories, Inc. (Dr. Reddy’s) that Dr. Reddy’s had submitted an ANDA to the US FDA for esomeprazole magnesium delayed-release capsules, 20mg and 40mg. Dr. Reddy’s was seeking FDA approval to market a generic esomeprazole magnesium product prior to the expiration of some but not all of the patents listed in the FDA Orange Book with reference to Nexium.

Dr. Reddy’s notice did not challenge three Orange Book-listed patents claiming esomeprazole magnesium (US Patent Nos. 5,714,504, 5,877,192 and 6,875,872). AstraZeneca’s exclusivity relating to these three patents expires on 3 August 2015, 27 November 2014 and 27 November 2014, respectively. Because AstraZeneca has not received notice from Dr. Reddy’s as to these three US patents, Dr. Reddy’s cannot market generic esomeprazole magnesium until the end of the exclusivity afforded by these patents. As a result, AstraZeneca did not bring a lawsuit at this time. AstraZeneca reserves the right to enforce all patents related to Nexium, including those listed in the FDA Orange Book.

In July 2007, AstraZeneca received a notice from Matrix Laboratories, Inc. (Matrix) that Matrix had submitted an ANDA to the US FDA for esomeprazole magnesium delayed-release capsules, 20 and 40mg. Matrix was seeking FDA approval to market a generic esomeprazole magnesium product prior to the expiration of some but not all of the patents listed in the FDA Orange Book with reference to Nexium. Matrix’s notice did not challenge three Orange Book-listed patents claiming esomeprazole magnesium (US Patent Nos. 5,714,504, 5,877,192 and 6,875,872). AstraZeneca’s exclusivity relating to these three patents expires on 3 August 2015, 27 November 2014 and 27 November 2014, respectively. Because AstraZeneca has not received notice from Matrix as to these three US patents, Matrix cannot market generic esomeprazole magnesium until the end of the exclusivity afforded by these patents. AstraZeneca is evaluating Matrix’s notice.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Nexium.

Nolvadex (tamoxifen)
AstraZeneca is a co-defendant with Barr Laboratories, Inc. in numerous purported class actions filed in federal and state courts throughout the US. All of the state court actions were removed to federal court and have been consolidated, along with all of the cases originally filed in the federal courts, in a federal multi-district litigation proceeding pending in the US District Court for the Eastern District of New York. Some of the cases were filed by plaintiffs representing a putative class of consumers who purchased tamoxifen. The other cases were filed on behalf of a putative class of ‘third party payers’ (including health maintenance organisations, insurers and other managed care providers and health plans) that have reimbursed or otherwise paid for prescriptions of tamoxifen. The plaintiffs allege that they paid ‘supra-competitive and monopolistic prices’ for tamoxifen as a result of the settlement of patent litigation between Zeneca and Barr in 1993. The plaintiffs seek injunctive relief, treble damages under the anti-trust laws, disgorgement and restitution. In April 2002, AstraZeneca filed a motion to dismiss the cases for failure to state a cause of action. In May 2003, the US District Court for the Eastern District of New York granted AstraZeneca’s motion to dismiss. The plaintiffs appealed the decision.

In November 2005, the US Court of Appeals for the Second Circuit affirmed the District Court’s decision. The plaintiffs thereafter moved for re-hearing by the original panel of judges in the case and re-hearing by a panel of all of the judges on the US Court of Appeals for the Second Circuit. The plaintiffs’ requests for re-hearing were denied in September 2006. In December 2006, the plaintiffs filed a petition for a writ of certiorari to the US Supreme Court seeking to have the Court hear an appeal of the Second Circuit’s decision. In June 2007, the US Supreme Court denied the plaintiffs’ writ.

Pulmicort Respules (budesonide inhalation suspension)
In September 2005, AstraZeneca received a notice from IVAX Pharmaceuticals Inc. that IVAX had submitted an Abbreviated New Drug Application (ANDA) to the US FDA for a budesonide inhalation suspension containing a paragraph IV certification and alleging invalidity and non-infringement in respect of certain of AstraZeneca’s patents relating to budesonide inhalation suspension. In October 2005, AstraZeneca filed a patent infringement action against IVAX in the US District Court for the District of New

Jersey. In December 2005, IVAX responded and filed counterclaims alleging non-infringement and invalidity. In January 2006, AstraZeneca filed an amended complaint, withdrawing averments as to the infringement of one of the patents-in-suit. Discovery in the litigation is ongoing.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
In August 2003, Susan Zehel-Miller filed a putative class action against AstraZeneca PLC and AstraZeneca Pharmaceuticals LP on behalf of “all persons in the US who purchased and/or used Seroquel”. Among other things, the class action alleged that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel and the onset of diabetes. In 2004, the US District Court for the Middle District of Florida denied class certification and the case was ultimately dismissed. Two additional putative class actions raising similar allegations have likewise been dismissed. There are no other US class actions relating to Seroquel; however, four putative class actions raising substantially similar allegations have been filed in Canada.

Additionally, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel. In the overwhelming majority of these cases, the nature of the plaintiffs’ alleged injuries is not clearly alleged in the complaints. Although some plaintiffs contend that they developed diabetes or other related injuries as a result of taking Seroquel and/or other atypical anti-psychotic medications, in most instances, neither the nature nor extent of the alleged injury, nor the timing nor existence of Seroquel usage, if any, have been confirmed. As of 17 August 2007, AstraZeneca was defending 8,154 served or answered lawsuits involving approximately 10,100 plaintiff groups.  To date, approximately 805 cases have been dismissed. The majority of the Seroquel cases are pending in federal court with clusters of state court activity in Delaware, New Jersey, New York and Missouri.  AstraZeneca is also aware of approximately 2,200 additional cases that have been filed but not yet served. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly, Janssen Pharmaceutica and/or Bristol-Myers Squibb. Discovery directed to all parties is ongoing in these Seroquel matters. AstraZeneca intends to vigorously defend all of the I cases.

In September 2005, AstraZeneca received a notice from Teva Pharmaceuticals USA that Teva had submitted an Abbreviated New Drug Application (ANDA) for quetiapine fumarate 25mg tablets containing a paragraph IV certification alleging invalidity, unenforceability, or non-infringement respecting AstraZeneca’s US patent listed in the FDA’s Orange Book with reference to Seroquel. In November 2005, AstraZeneca filed a lawsuit directed to Teva’s 25mg tablets ANDA in the US District Court for the District of New Jersey for wilful patent infringement.

In February 2006, AstraZeneca received another notice from Teva Pharmaceuticals USA that Teva had amended its previously submitted ANDA for quetiapine fumarate 25mg tablets and added 100, 200 and 300mg tablets to its application to the US FDA. The amended ANDA submission contained a similar paragraph IV certification alleging invalidity, unenforceability, or non-infringement in respect of AstraZeneca’s US patent listed in the FDA’s Orange Book with reference to Seroquel. In March 2006, in response to Teva’s amended ANDA and Teva’s intent to market additional strengths of a generic version of Seroquel in the US prior to the expiration of AstraZeneca’s patent, AstraZeneca filed an additional lawsuit against Teva in the US District Court for the District of New Jersey for patent infringement.

The two lawsuits were consolidated in April 2006. However in March 2006, the US District Court had granted Teva’s motion to strike AstraZeneca’s added allegation of wilfulness in its patent infringement claim in the first complaint directed to Teva’s 25mg tablets. Therefore, in the consolidated action, in response to AstraZeneca’s combined allegations of patent infringement directed to Teva’s 25, 100, 200 and 300mg ANDA tablets, Teva alleges non-infringement and patent invalidity. In January 2007, Teva filed a motion seeking leave to amend its pleadings in the consolidated action to add allegations, defences, and counter-claims directed to alleged inequitable conduct in the procurement of AstraZeneca’s patent.  AstraZeneca did not object to the Court granting leave to amend and, in March 2007, the Court allowed Teva to amend its pleadings. Later, in March 2007, AstraZeneca filed a responsive pleading denying or contesting Teva's amended pleadings.

In June 2007, AstraZeneca received a Paragraph IV certification notice from Teva that it had supplemented its currently pending ANDA with a request for FDA approval to additionally market generic 50, 150 and 400 mg quetiapine fumarate tablets. In June 2007, AstraZeneca filed a patent infringement lawsuit in respect of Teva’s ANDA supplementation for 50, 150 and 400 mg tablets in US Federal District Court, District of New Jersey. In July 2007, Teva filed a responsive pleading including counterclaims for declaratory judgements of invalidity and unenforceability due to alleged inequitable conduct. AstraZeneca replied to Teva’s counterclaims in August 2007.

In March 2007, AstraZeneca received a notice from Sandoz, Inc. that Sandoz had submitted an Abbreviated New Drug Application (ANDA) for quetiapine fumarate 25mg tablets. AstraZeneca's patent covering

Seroquel tablets is listed in the FDA's Orange Book. The Sandoz notice contained a Paragraph IV certification alleging non-infringement and patent invalidity in respect of AstraZeneca's listed patent covering Seroquel. In April 2007, AstraZeneca filed a patent infringement lawsuit in the U.S. Federal District Court, District of New Jersey, against Sandoz for patent infringement in respect of its 25mg ANDA product. In May 2007, Sandoz, Inc. filed responsive pleadings in AstraZeneca’s patent infringement action in respect of Sandoz’s 25 mg quetiapine fumarate tablets. In June 2007, AstraZeneca filed its reply pleadings answering Sandoz’s counterclaims.

In August 2007, the Court consolidated the first two Teva actions, directed collectively to 25, 100, 200 and 300mg tablets, with the Sandoz action, for the purposes of discovery. The Court issued a revised scheduling order and discovery in the consolidated case is proceeding.

In May 2007, the New Jersey Ironworkers Local Union No. 68 filed a class action suit against AstraZeneca on behalf of all individuals and non-governmental entities that paid for Seroquel from January 2000 to date.   The lawsuit is filed in the Federal District Court in New Jersey and alleges that AstraZeneca promoted Seroquel for off-label uses and misled class members into believing that Seroquel was superior to other, lower-cost alternative medicines.  Two similar class action lawsuits were filed in June in New Jersey and Pennsylvania Federal Courts.  The Company believes these suits to be without merit and intends to vigorously defend the claims.

In February 2007, the Commonwealth of Pennsylvania filed suit against AstraZeneca, Eli Lilly & Co. and Janssen Pharmaceutica Inc. claiming damages incurred by the Commonwealth as a result of alleged off-label promotion of atypical antipsychotics by the three manufacturers.  The lawsuit is filed in state court in Philadelphia and seeks to recover the cost to the Pennsylvania Medicaid program and other state-funded health insurance programmes for prescriptions written as a result of the alleged off-label promotion.  Although no other similar lawsuits have been brought by states other than Pennsylvania, the Company has been informed that the Attorney General’s Offices of multiple other states have investigations looking into similar Seroquel off-label issues.  AstraZeneca has signed agreements with the states of South Carolina and Ohio tolling the statutes of limitations on potential claims, and has been approached by additional states for similar tolling agreements.  The Company believes these claims to be without merit and intends to vigorously defend the Pennsylvania lawsuit.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Seroquel.

Symbicort (budesonide/formoterol)
In March 2005, the European Patent Office ruled that the European patent covering the combination of formoterol and budesonide in Symbicort is valid. The patent, which expires in 2012 (Supplementary Patent Certificate expires 2015), was challenged by the generic manufacturers Yamanouchi Europe BV, Miat SpA, Liconsa, Chiesi Farmaceutici SpA, Zambon Group SpA, Generics (UK) Limited and Norton Healthcare Ltd. In May 2005, the European Patent Office ruled that the European patent for Symbicort in the treatment of chronic obstructive pulmonary disease (COPD) is valid. The patent, which expires in 2018, was challenged by the generic manufacturers Chiesi Farmaceutici SpA, Norton Healthcare Ltd and Generics (UK) Limited.

The European Patent Office rulings relating to both the combination and the COPD European patents for Symbicort have been appealed by Norton Healthcare Ltd, Miat Spa, Generics (UK) Ltd and Liconsa SA. A Board of Appeal Hearing is scheduled for October 2007.

In February 2004, IVAX Pharmaceuticals (UK) Limited initiated proceedings against AstraZeneca AB claiming that the UK parts of the two European patents related to Symbicort were invalid. In May 2004, the court granted AstraZeneca’s application for a stay of the proceedings pending the determination of the parallel opposition proceedings before the European Patent Office, described above. In April 2004, IVAX initiated proceedings against AstraZeneca AB in relation to the Republic of Ireland claiming that the Irish parts of the two European patents related to Symbicort were invalid. In October 2004, the court granted AstraZeneca’s application for a stay of proceedings pending the final decision of the European Patent Office and its Boards of Appeal in the opposition proceedings.

Toprol-XL (metoprolol succinate)
In May 2003, AstraZeneca filed a patent infringement action against KV Pharmaceutical Company in the US District Court for the Eastern District of Missouri in response to KV’s notification of its intention to market a generic version of Toprol-XL tablets in the 200mg dose prior to the expiration of AstraZeneca’s patents covering the substance and its formulation. In response to later similar notices from KV related to the 25, 50 and 100mg doses, AstraZeneca filed further actions. KV responded in each instance and filed counterclaims alleging non-infringement, invalidity and unenforceability of the listed patents.

In February 2004, AstraZeneca filed a patent infringement action against Andrx Pharmaceuticals LLC in the US District Court for the District of Delaware in response to Andrx’s notification of its intention to market a generic version of Toprol-XL tablets in the 50mg dose prior to the expiration of AstraZeneca’s patents. In response to two later similar notices from Andrx related to the 25, 100 and 200mg doses, AstraZeneca filed two additional patent infringement actions in the same court. In each instance, Andrx claimed that each of the listed patents is invalid, not infringed and unenforceable.

In April 2004, AstraZeneca filed a patent infringement action against Eon Labs Manufacturing Inc. in the US District Court for the District of Delaware in response to Eon’s notification of its intention to market generic versions of Toprol-XL tablets in the 25, 50, 100 and 200mg doses prior to the expiration of AstraZeneca’s patents. In its response, Eon alleged that each of the listed patents is invalid, not infringed and unenforceable. Eon also alleged that the filing of the infringement complaints, as well as other actions by AstraZeneca, constitutes anti-competitive conduct in violation of US anti-trust laws. Pursuant to a joint motion of AstraZeneca and Eon these anti-trust counts were severed from the case and stayed, for possible consideration depending on the outcome of the trial of the patent claims. Eon was subsequently acquired by Sandoz, Inc. and the ANDA for metoprolol succinate was assigned to Sandoz.

All of the patent litigation relating to Toprol-XL against KV, Andrx and Eon was consolidated for pre-trial discovery purposes and motion practice in the US District Court for the Eastern District of Missouri. The defendants filed a motion for summary judgment in December 2004 alleging that the Toprol-XL patents are invalid due to double patenting. A summary judgement motion of unenforceability was filed by the defendants in 2005 and AstraZeneca filed summary judgment motions on infringement and validity in 2005. In January 2006, the US District Court for the Eastern District of Missouri issued a ruling finding that the two patents-in-suit are unenforceable (based on the Company’s inequitable conduct in the prosecution of these patents in the US Patent and Trademark Office) and invalid. AstraZeneca appealed the District Court decision to the US Court of Appeals for the Federal Circuit. The appeal was fully briefed in 2006 and was argued on 8 December 2006.

In July 2007, a three-judge panel of the Court of Appeals for the Federal Circuit responded to AstraZeneca’s appeal of the January 2006 ruling from the US District court for the Eastern District of Missouri. The appeals court reversed the District Court’s finding that the patents were unenforceable due to inequitable conduct, finding that the District Court erred in finding inequitable conduct on summary judgment where there were material facts in dispute.  However, the Federal Circuit, in a 2-1 decision, affirmed the District Court’s finding of invalidity of the ‘154 patent due to double patenting. In August 2007, AstraZeneca filed a petition with the Federal Circuit requesting reconsideration of the holding of invalidity by the panel or by the Federal Circuit en banc.

In August 2006, Sandoz (formerly Eon) received final approval from the US Food and Drug Administration (FDA) on the 25mg dose of metoprolol succinate and tentative approval on the 50, 100 and 200mg doses. On 21 November 2006, Sandoz launched its 25mg metoprolol succinate product, which was followed by Par Pharmaceuticals’ launch of a 25mg generic metoprolol succinate under a distribution agreement by AstraZeneca.

In May 2007, the FDA issued a final approval for KV’s ANDA for the 100 and 200mg metoprolol succinate products, and in July 2007 KV launched the 100 and 200mg doses. In May 2007, Sandoz received final approval for its 50mg metoprolol succinate product after it entered into an agreement with Andrx under which Andrx waived its 180-day exclusivity for the 50mg dose of metoprolol succinate. In August 2007, Sandoz launched its 50mg metoprolol succinate product.

In the first quarter of 2006, AstraZeneca was served with 14 complaints filed in the US District Courts in Delaware, Massachusetts, and Florida against AstraZeneca Pharmaceuticals LP, AstraZeneca LP, AstraZeneca AB and Aktiebolaget Hässle. The complaints were putative class actions filed on behalf of both direct purchasers and indirect purchasers that allege that the AstraZeneca defendants attempted to illegally maintain monopoly power in the US over Toprol-XL in violation of the Sherman Act through the listing of invalid and unenforceable patents in the FDA’s Orange Book and the enforcement of such patents through litigation against generic manufacturers seeking to market metoprolol succinate. The complaints seek treble damages based on alleged overcharges to the putative classes of plaintiffs. The lawsuit is based upon the finding described above by the US District Court for the Eastern District of Missouri in the consolidated litigation against KV, Andrx and Eon that the AstraZeneca patents relating to Toprol-XL are invalid and unenforceable. As noted above, AstraZeneca appealed the ruling in the patent litigation. These 14 complaints were consolidated into two amended complaints, one on behalf of direct purchasers, and one on behalf of indirect purchasers. AstraZeneca has filed a motion seeking to dismiss or in the alternative stay the consolidated complaint in both cases. AstraZeneca denies the allegations of the anti-trust complaints and will vigorously defend the lawsuits.

In June 2007, AstraZeneca received a notice from Dr. Reddy’s that it had submitted an ANDA to the US FDA for metoprolol succinate extended-release tablets, 100mg and 200mg  (KV Pharmaceuticals previously submitted an ANDA on the same dose forms which has received final approval by FDA).  Dr. Reddy’s is seeking FDA approval to market a generic metoprolol succinate product prior to the expiration of some but not all of the patents listed in the FDA Orange Book in reference to Toprol-XL.  AstraZeneca is currently evaluating Dr. Reddy’s ANDA to determine whether or not to file a complaint for patent infringement.

Dr. Reddy’s notice did not challenge the '154 patent.   AstraZeneca’s exclusivity relating to this patent expires in March 2008, unless it is terminated earlier as a result of the outcome of the above-referenced appeal.  Because AstraZeneca has not received notice from Dr. Reddy’s as to this US patent, Dr. Reddy’s cannot market generic metoprolol succinate until the end of the exclusivity afforded this patent.  AstraZeneca reserves the right to enforce all patents related to Toprol-XL.

AstraZeneca continues to maintain that its patents for Toprol-XL are valid, enforceable and infringed by the actual and proposed generic products of KV, Andrx and Eon and that its enforcement of its patents did not violate anti-trust laws.

Zestril (lisinopril)
In 1996, two of AstraZeneca’s predecessor companies, Zeneca Limited and Zeneca Pharma Inc. (as licensees), Merck & Co., Inc. and Merck Frosst Canada Inc. commenced a patent infringement action in the Federal Court of Canada against Apotex Inc., alleging infringement of Merck’s lisinopril patent. Apotex sold a generic version of AstraZeneca’s Zestril and Merck’s PrinivilTM tablets. Apotex admitted infringement but raised positive defences to infringement, including that it acquired certain quantities of lisinopril prior to issuance of the patent and that certain quantities were licensed under a compulsory licence. Apotex also alleged invalidity of the patent. Following a trial in early 2006, in April 2006 the Federal Court of Canada ruled in favour of AstraZeneca and Merck on the key issues and Apotex stopped selling lisinopril in May 2006. In October 2006, the Federal Court of Appeal in Canada upheld the lower court’s decision and dismissed Apotex’s appeal. In December 2006 Apotex sought leave to appeal to the Supreme Court of Canada, who dismissed Apotex leave to appeal in May 2007. Further court proceedings will take place to establish the quantum of damage suffered by AstraZeneca and Merck due to Apotex’s infringement.

Zestoretic (lisinopril/hydrochlorothiazide)
AstraZeneca (as licensee) had a case pending in the Federal Court of Canada against Apotex Inc., pertaining to Merck’s lisinopril/hydrochlorothiazide combination patent, on the basis that Apotex was seeking a notice of compliance (marketing approval) in Canada based on a comparison with AstraZeneca’s Zestoretic. AstraZeneca is potentially liable for damages in the event that Apotex’s market entry is held to have been improperly delayed.

The case against Apotex was discontinued by AstraZeneca in August 2006. Apotex’s combination product will likely remain off the market until the expiry of a relevant patent in October 2007.

Average wholesale price class action litigation
In January 2002, AstraZeneca was named as a defendant along with 24 other pharmaceutical manufacturers in a class action suit, in Massachusetts, brought on behalf of a putative class of plaintiffs alleged to have overpaid for prescription drugs as a result of inflated wholesale list prices. Following the Massachusetts complaint, nearly identical class action suits were filed against AstraZeneca and various other pharmaceutical manufacturers in four other states. AstraZeneca and other manufacturers have since been sued in similar lawsuits filed by the state Attorneys General of Pennsylvania, Nevada, Montana, Wisconsin, Illinois, Alabama, Kentucky, Arizona, Mississippi, Hawaii, and Alaska, as well as by multiple individual counties in the State of New York. The Attorney General lawsuits seek to recover alleged overpayments under Medicaid and other state-funded healthcare programmes. In several cases, the states are also suing to recover alleged overpayments by state residents. Several of these suits have been consolidated with the Massachusetts action for pre-trial purposes, pursuant to federal multi-district litigation (MDL) procedures.

In January 2006, the District Court in Boston certified three classes of plaintiffs against the “Track 1” manufacturer defendants, AstraZeneca, GlaxoSmithKline, Bristol-Myers Squibb, Schering-Plough, and Johnson & Johnson. The three certified classes are: (Class1) a nationwide class of consumers who made co-payments for certain physician-administered drugs reimbursed under the Medicare Part B programme (“Part B drugs”); (Class 2) a Massachusetts-only class of third-party payers, including insurance companies, union health and welfare benefit plans, and self-insured employers, who covered consumer co-payments for Part B drugs; and (Class 3) a Massachusetts-only class of third-party payers and consumers who paid for Part B drugs outside of the Medicare programme. For all classes, the only AstraZeneca drug at issue is Zoladex (goserelin acetate implant).

A bench trial against four of the Track 1 defendants, including AstraZeneca, by Classes 2 and 3 began on 6 November 2006 and concluded on 26 January 2007.

In June 2007, the Court issued its decision on Classes 2 and 3.  The Court found AstraZeneca liable under the Massachusetts consumer protection statute for engaging in unfair and deceptive conduct in connection with the pricing of Zoladex during the period 1998 through 2003.  The Court awarded damages against AstraZeneca of $4.5 million on Class 3, and requested additional information from plaintiffs before awarding damages on Class 2.  Damages on Class 2 are likely to be in the region of $2.2 million.  However, these awards may be doubled or trebled by the Court. AstraZeneca believes the decision to be in error and intends to appeal.

A separate jury trial against AstraZeneca only, by Class 1, was scheduled to begin in June 2007. However, in May 2007, the parties reached a proposed settlement agreement resolving the Class 1 claims.  The settlement, if approved by the Court, will involve payments of up to $24 million, not including attorneys’ fees, to reimburse individual class members submitting claims.  AstraZeneca has agreed that $10 million of any unclaimed amounts will be donated to charitable organisations funding cancer patient care and research.  Provisions in respect of these costs have been made.

The multiple Attorney General lawsuits filed in state courts are proceeding independently of the Boston MDL proceeding. The first case scheduled to go to trial against AstraZeneca is the AWP lawsuit in Alabama.  This case is set for trial in February 2008.  In regard to the Alabama and Mississippi Attorney General lawsuits, trials that may involve AstraZeneca are scheduled for November 2007.

Separately, MedImmune is also involved in various lawsuits brought by various states and counties in the United States alleging manipulation of average wholesale prices by several defendants, including MedImmune. These were disclosed as part of MedImmune’s Annual Report on Form 10-K for the fiscal year ended 31 December 2006 filed with the U.S. Securities and Exchange Commission. During the first half of 2007, there were no material changes to the status of these lawsuits, except that in April 2007 MedImmune was served with a complaint filed by the County of Orange, New York.

AstraZeneca denies the allegations made in all of the average wholesale price lawsuits and will vigorously defend the actions.

340B Class Action Litigation
In August 2004, AstraZeneca was named as a defendant along with multiple other pharmaceutical manufacturers in a class action suit filed in Alabama Federal Court on behalf of all so-called “disproportionate share” entities. These are the hospitals and clinics that treat a substantial portion of uninsured patients and thus qualify for preferential pricing under the Public Health Service Act drug discount programme (the “340B” Program). According to the complaint, the genesis of the suit was an audit report by the Department of Health and Human Services Office of Inspector General (OIG) in June 2004. The OIG later withdrew the audit report and in 2006, re-issued a revised audit report that substantially modified the previous audit findings. After the issuance of the revised OIG audit report, the named plaintiffs voluntarily dismissed their lawsuit against the defendants.

A similar class action suit was filed in August 2005 by the County of Santa Clara in California state court. The County of Santa Clara sued as a representative of a class of similarly situated counties and cities in California alleged to have overpaid for 340B-covered drugs. The case was removed to the US District Court for the Northern District of California. In 2006, the US District Court dismissed each of the allegations in the County’s complaint. The County appealed the dismissal to the US Court of Appeals for the Ninth Circuit. AstraZeneca denies the allegations in the County’s complaint and intends to continue to defend them vigorously. The appeal has been briefed by the parties and AstraZeneca is awaiting an oral argument date and final decision from the Ninth Circuit.

Additional government investigations into drug marketing practices
As is true for most, if not all, major prescription pharmaceutical companies operating in the US, AstraZeneca is currently involved in multiple US federal and state criminal and civil investigations into drug marketing and pricing practices. The US Attorney’s Office in Boston has been handling two investigations. The first investigation involves a subpoena for documents and information relating to sales and marketing interactions with a leading provider of pharmacy services to long-term care facilities. This investigation may be the subject of a sealed qui tam lawsuit filed under the False Claims Act. The second investigation involves an investigation relating to the sale and marketing of products to an individual physician in Worcester, Massachusetts and certain physicians and entities affiliated with that physician. These investigations may be the subject of sealed qui tam lawsuits filed under the False Claims Act.

The US Attorney’s Office in Philadelphia is directing four additional, active investigations. The first two involve requests for documents and information relating to contracting and disease management programmes with two of the leading national Pharmacy Benefits Managers. The third involves a review of sales and marketing practices relating to Seroquel, including allegations that the Company promoted Seroquel for non-indicated (off-label) uses. The fourth also involves Seroquel and is focused on outside individuals who participated in clinical activities and who were alleged to be involved in regulatory or criminal misconduct, some of which is related to Seroquel. AstraZeneca understands that all of these investigations may be the subjects of sealed qui tam lawsuits filed under the False Claims Act.

There are a number of additional active investigations led by state Attorneys General. These include subpoenas received in September 2006 from the Alaska and California Attorney General’s Offices seeking information relating to Seroquel sales and marketing practices. In addition, the Nevada and Delaware Attorney General’s Offices have requested documents and information relating to the development of patient education and practice management materials for physicians.

AstraZeneca, along with several other manufacturers, has received a letter from the Committee on Oversight and Government Reform of the U.S. House of Representatives as part of the Committee's ongoing oversight of the pharmaceutical industry's research and marketing practices. The Committee has requested that AstraZeneca provide clinical and marketing information relating to Seroquel. AstraZeneca is co-operating with the Committee's enquiry. AstraZeneca has also received a letter from Senator Charles Grassley, ranking member of the US Senate Committee on Finance, requesting payment and prescribing information for 11 physicians, 10 of whom practice in Florida and one at the University of Cincinnati.

It is not possible to predict the outcome of any of these investigations, which could include the payment of damages and the imposition of fines, penalties and administrative remedies.

Informal SEC inquiry
In October 2006, AstraZeneca received from the US Securities and Exchange Commission (“SEC”) a letter requesting documents related to its business activities in Italy, Croatia, Russia and Slovakia for the period 1 October 2003 to the present. The SEC’s request generally seeks documents concerning any payments to doctors or government officials and related internal accounting controls. The request also seeks policies, correspondence, audits and other documents concerning compliance with the Foreign Corrupt Practices Act, as well as any allegations or communications with prosecutors’ offices relating to corruption or bribery of doctors or government officials. AstraZeneca is in the process of responding to the SEC’s request. It is not currently possible to predict the outcome of this inquiry.

Drug importation anti-trust litigation
In August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by approximately 15 pharmaceutical manufacturer defendants to prevent US consumers from purchasing prescription drugs from Canada, and to maintain high non-competitive prices for pharmaceuticals sold in the US. In July 2005, the court overruled in part and sustained in part, without leave to amend, the defendants’ motion to dismiss the plaintiffs’ third amended complaint in these proceedings. The Court overruled the defendants’ motion in respect of conspiracy claims but sustained the motion in respect of the California Unfair Competition Law claims. On 15 December 2006, the court granted the defendants’ motion for summary judgment. Plaintiffs have appealed the lower court’s ruling to the Court of Appeal of the State of California. AstraZeneca denies the material allegations in the California action and is vigorously defending this matter.

Anti-trust
In July 2006, AstraZeneca Pharmaceuticals LP was named as a defendant, along with a number of other pharmaceutical manufacturers and wholesalers, in a complaint filed by RxUSA Wholesale, Inc. in the US District Court for the Eastern District of New York. The complaint alleges that the defendants violated federal and state anti-trust laws by, among other things, allegedly refusing to deal with RxUSA and other “secondary wholesalers” in the wholesale pharmaceutical industry. The plaintiff alleges a conspiracy among the manufacturers and seeks an injunction and treble damages. AstraZeneca vigorously denies the allegations and in November 2006 filed a motion to dismiss the complaint.

For a description of other anti-trust-related litigation involving AstraZeneca, see the subsections entitled “Losec/Prilosec (omeprazole)”, “Nolvadex (tamoxifen)” and “Toprol-XL (metoprolol succinate)”

General
With respect to each of the legal proceedings described above, other than those which have been disposed of, we are unable to make estimates of the possible loss or range of possible losses at this stage, other than where noted. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors including: the stage of the proceedings (in many cases trial dates have not been set) and overall length and extent of legal discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, we do not expect them to have a materially adverse effect on our financial position or profitability.

Taxation
Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgement. Details of the movements in relation to material tax exposures are discussed below.

AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world. The international tax environment presents increasingly challenging dynamics in terms of transfer pricing dispute settlements.. The issues under audit are often complex and can require many years to resolve. Accruals for tax contingencies require management to make estimates and judgements with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. The total net accrual at 30 June 2007 to cover the worldwide exposure to transfer pricing audits is $1,130 million, an increase of $135 million from 31

December 2006 due to a number of new audits and revisions of estimates relating to existing audits, offset by a number of negotiated settlements. Our balance sheet positions for transfer pricing matters reflect appropriate corresponding relief in the territories affected. Management considers that at present such corresponding relief will be available but given the challenges in the international tax environment, will keep this aspect under careful review. For certain of the audits, AstraZeneca estimates the potential for additional losses above and beyond the amount provided to be up to $350 million; however, management believes that it is unlikely that these additional losses will arise. Of the remaining tax exposures, the Company does not expect material additional losses. It is not possible to estimate the timing of tax cash flows in relation to each outcome. Included in the provision is an amount of interest of $207 million. Interest is accrued as a tax expense.

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The consolidated income statement and balance sheet set out on pages 16 and 17, respectively, are prepared in accordance with IASs and IFRSs (collectively “IFRS”) as adopted by the European Union (EU), which differ in certain material respects from those accounting principles generally accepted in the United States (US GAAP).  The differences as they apply to AstraZeneca PLC are explained in the Annual Report and Form 20-F Information 2006 except that, during the period, the Company adopted the provisions of FASB Interpretation No.48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109’ (FIN48).  Adoption of FIN48 had no significant effect on the net income or shareholders’ equity in accordance with US GAAP and is discussed in further detail below.  The effects on income and shareholders’ equity of the GAAP differences are shown below.

Income attributable to Shareholders for the six months ended 30 June	2007 $m	2006 $m
Net income for the period under IFRS	2,986	3,024
Adjustments to conform to US GAAP
Purchase accounting adjustments:
- amortisation and depreciation	(533)	(500)
- in-process research and development	(1,010)	(504)
Capitalisation less disposals and amortisation of interest	(10)	(11)
Pension and other post-retirement benefits	(4)	(36)
Financial instruments	(29)	(50)
In-licensed development intangibles	(69)	(97)
Deferred taxation
- on purchase accounting adjustments	149	139
- others	5	(31)
Other	39	32
Net income in accordance with US GAAP	1,524	1,966
Net income per Ordinary Share in accordance with US GAAP – basic	$1.01	$1.25
Net income per Ordinary Share in accordance with US GAAP – diluted	$1.01	$1.24

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED)

Shareholders' equity	30 June 2007 $m	31 December 2006 $m
Shareholders' equity under IFRS	14,847	15,304

Adjustments to conform to US GAAP
Purchase accounting adjustments:
- goodwill	14,423	14,712
- property, plant and equipment and intangible assets	4,127	4,655
- in-process research and development	(1,683)	(605)
Capitalisation, less disposals and amortisation of interest	210	220
Pension and other post-retirement benefits	(44)	(48)
Financial instruments	(28)	-
In-licensed development intangibles	(378)	(309)
Deferred taxation
- on purchase accounting adjustments	(796)	(1,322)
- others	(139)	(153)
Other	49	13
Shareholders' equity in accordance with US GAAP	30,588	32,467

NOTES TO UNITED STATES ACCOUNTING PRINCIPLES

Pensions

For the six months ended 30 June	2007 $m	2006 $m
Net periodic cost
Service cost	155	140
Interest cost on projected benefit obligations	267	225
Expected return on assets	(283)	(248)
Net amortisation and deferral	4	36
Net periodic cost for the period	143	153

Total contributions paid to date in 2007 were $116 million.  There is not expected to be any significant change to the total contributions for the year ended 31 December 2007 from those disclosed in the 2006 Annual Report and Form 20-F.

In the US GAAP Consolidated Statement of Comprehensive Income in our 2006 Annual Report on Form 20-F, the Company disclosed and included the $1,012 million cumulative effect of adopting Financial Accounting Standards Board Statement of Financial Accounting Standards 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ as part of total comprehensive income for the year ended 31 December 2006.  That presentation was based, in part, on the interpretation of the principles in SFAS 130 ‘Reporting Comprehensive Income’ which requires accounting changes to be included in comprehensive income for the period.  Subsequently, the Company has become aware that transition provisions of SFAS 158 required that this cumulative effect be presented as a direct adjustment to the ending balance of Accumulated Other Comprehensive Income rather than as part of comprehensive income for the period.  Consequently, the amount reported for 2006 should have been $6,846 million, rather than the $5,834 million reported.  The difference, $1,012 million, should have been reported as a direct reduction of accumulated other comprehensive income within equity.  In the 2007 Annual Report on Form 20-F the presentation will be modified.  This modification only affects the presentation of the cumulative effect of the accounting change within equity and does not otherwise affect our financial statements.

NEW STANDARDS ADOPTED IN THE PERIOD

On 1 January 2007, we adopted FASB Interpretation Number 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertain income tax positions by prescribing a minimum recognition threshold that the benefit of a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  No change in unrecognized tax benefits was recognized as a result of the implementation of FIN 48.

As of 1 January 2007, after the implementation of FIN 48, our liability for unrecognized tax benefits was $2,081 million. As many of these relate to cross border issues, we have recognized corresponding tax benefits of $930 million, which would be realized in the event that the unrecognised positions are not successful.  Of the net amount $1,151 million would, if recognized, have a favorable effect on the effective tax rate. In addition, at 1 January 2007, liabilities for accrued interest and penalties relating to unrecognised tax benefits totaled $312 million.

As of 30 June 2007, our liability for unrecognized tax benefits was $2,599 million. As many of these relate to cross border issues, we have recognized corresponding tax benefits of $1,179 million, which would be realized in the event that the unrecognised positions are not successful. Of the net amount $1,354 million would, if recognized, have a favorable effect on the effective tax rate. In addition, at 30 June 2007, liabilities for accrued interest and penalties relating to unrecognised tax benefits totaled $229 million.

We recognize interest and penalties associated with unrecognized tax benefits as a component of tax expense.

It is anticipated that the amount of unrecognised tax benefits may change in the next 12 months; however it is less than reasonably possible that these changes would have a significant impact on the total net amounts of unrecognised tax benefits or our results.

Our major tax jurisdictions are the US, UK and Sweden, all of which have current tax audits ongoing.  Of these major tax jurisdictions, the tax years that remain subject to examination are the US (2004-2005) and Sweden (2001-2005). Tax returns for 2006 have not yet been submitted.

In June 2006, the Emerging Issues Task Force issued EITF 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation”.  EITF 06-3 confirms that the presentation of income statement items may be gross or net of taxes assessed by various governmental authorities, and is an accounting policy decision that must be disclosed.  AstraZeneca have adopted EITF 06-3 from 1 January 2007 and it has had no impact upon results or net assets.  As disclosed in the accounting policies, sales are presented net of value-added taxes and other similar sales taxes.

Impact of standards not yet adopted

In September 2006, the FASB issued SFAS No. 157 ‘Fair Value Measurements’ to provide a single definition of fair value, being a market-based measurement, and set out a fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The adoption of SFAS No. 157 is not expected to have a material effect on the results or net assets of AstraZeneca.

In February 2007, the FASB issued SFAS No. 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115’ to permit entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after 15 November 2007.  The Company is currently in the process of quantifying the effect of adoption of SFAS No. 159 on the results and net assets of AstraZeneca.

In June 2007, the FASB issued EITF 07-3 ‘Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities’ to confirm that nonrefundable advance payments for future R&D activities should be capitalized and recognized as an expense as the goods are delivered or services are performed.  EITF 07-3 is effective for fiscal years beginning after December 15, 2007.  The adoption of EITF 07-3 is not expected to have a material effect on the results or net assets of AstraZeneca.

Part II — MedImmune Acquisition and Unaudited Condensed Consolidated Pro Forma Financial Data

MedImmune, Inc. Acquisition

On 1 June 2007, AstraZeneca announced the successful tender offer for all the outstanding shares of common stock of MedImmune, Inc. (“MedImmune”), a biotechnology company with proven biologics discovery and development strength, pipeline and leading biomanufacturing.  At that date, approximately 96.0% of the outstanding shares were successfully tendered; the remaining shares were acquired by 18 June 2007.  The financial results of MedImmune have been consolidated into the Company’s results from 1 June 2007.  See Note 4 of the Notes to the Consolidated Financial Statements (Unaudited) for First Half 2007.

MedImmune focuses its efforts on the therapeutic areas of infectious disease, cancer and inflammatory disease.  MedImmune currently markets three principal products: Synagis (palivizumab) and FluMist (Influenza Virus Vaccine Live, Intranasal) to help prevent two common respiratory infectious diseases; and Ethyol (amifostine) to help reduce adverse side effects of certain anti-cancer chemotherapies and radiotherapies.  MedImmune’s total product sales in 2006, 2005 and 2004 were $1,221 million, $1,221 million $1,124 million, respectively.

MedImmune was founded in 1988 and is headquartered in Gaithersburg, Maryland.  It operates facilities in the United States and Europe to manufacture and distribute one or more components of each of its products.  MedImmune has a US-based marketing team and sales force as well as clinical, research and development staff, through which it is developing a pipeline of product candidates for potential commercialization.  In addition to its internal efforts, it had established clinical, research, development, manufacturing and commercialization collaborations with other companies and organizations before we acquired it.

MedImmune’s three principal marketed products are:

Synagis

Synagis is a humanized monoclonal antibody approved for marketing in 1998 by the FDA for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus (“RSV”) in paediatric patients at high risk of acquiring RSV disease (pneumonia and bronchiolitis).  Synagis is administered by intramuscular injection once per month during anticipated periods of RSV prevalence in the community, which is typically during the winter months in the Northern Hemisphere.

Within the United States, as of 1 July 2006, MedImmune has full responsibility for the promotion of Synagis.  Outside the United States, Abbott International (“AI”), an affiliate of Abbott Laboratories, exclusively distributes Synagis.  Synagis was approved by the European Medicines Agency (“EMEA”) in 1999 and the Japanese Pharmaceutical and Medical Devices Agency (“PMDA”) in 2002 for the prevention of serious lower respiratory tract disease caused by RSV.  The indication for congenital heart disease in infants was approved by the EMEA in 2003 and the PMDA in 2005.

In 2005, MedImmune and AI amended the international distribution agreement for Synagis to include rights for the exclusive, potential future distribution of Numax (motavizumab), a second-generation, anti-RSV monoclonal antibody.  Synagis represented 87%, 87% and 84% of MedImmune’s total product sales in 2006, 2005 and 2004, respectively.

Ethyol

Ethyol is used to help prevent unwanted side effects of specific types of chemotherapies and radiotherapies that are used to treat cancer.  Ethyol was initially approved by the FDA in 1995 to reduce the cumulative renal (kidney) toxicity associated with repeated administration of cisplatin (a common chemotherapy agent) to patients with advanced ovarian cancer.  In 1999, the FDA approved the use of Ethyol for the reduction of the incidence of moderate-to-severe dry mouth (xerostomia) in patients undergoing post-operative radiation treatment for head and neck cancer, where the radiation port includes a significant portion of the parotid glands.

FluMist

FluMist is a vaccine approved for marketing in 2003 by the FDA for the prevention of disease caused by influenza A and B viruses in healthy children and adolescents, 5-17 years of age, and healthy adults, 18-49 years of age.  The vaccine is delivered as a nasal mist and is a live, attenuated vaccine, meaning that it uses modified and weakened  live viruses that stimulate the immune system to help prevent the flu.  Similar to Synagis, FluMist sales are seasonal in nature and occur primarily in the second half of the calendar year.

See Part I — Discussion of Half Year Results 2007 and Unaudited Consolidated Financial Statements as at and for the Six Months Ended June 30, 2007 and 2006, “Acquisition of MedImmune Inc – FluMist Update.”

The acquisition of MedImmune has significantly accelerated AstraZeneca’s biologics strategy and, combined with its wholly-owned subsidiary, Cambridge Antibody Technology (“CAT”), significantly increased the importance of biologics to the overall group.  As a result, certain risks related to the biologics businesses will become more important to the AstraZeneca group as a whole, including:.

•
There may be limited access to and supply of biological materials, such as cells or animal products or by-products.  In addition, government regulations in multiple jurisdictions such as the United States and European states within the European Union could result in restricted access to, or transport or use of, such materials.  If AstraZeneca loses access to sufficient sources of such materials, or if tighter restrictions are imposed on the use of such materials, it may not be able to conduct research activities as planned and may incur additional development costs.

•
The development, manufacturing and marketing of biologics are subject to regulation by the FDA, the European Medicines Agency and other regulatory bodies.  These regulations are often more complex and extensive than the regulations applicable to other pharmaceutical products.  As a result, the regulatory review and oversight process may affect production and release schedules for biologics to a greater extent than for other products.  In addition, various legislative and regulatory authorities are considering whether an abbreviated approval process is appropriate for “follow-on” biological products.  It is uncertain as to when, or if, any such process may be adopted or how such a process would relate to the intellectual property rights in connection with the marketed or pipeline bio-pharmaceutical products, but any such process could have a material effect on the prospects of the patented biological products.

•
Manufacturing biologics, especially in large quantities, is sometimes complex and may require the use of innovative technologies to handle living micro-organisms.  Manufacturing biologics requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary.  Slight deviations anywhere in the manufacturing process may result in lot failure, product recalls or spoilage due to contamination or otherwise.

Unaudited Pro forma Condensed Consolidated Financial Information to give effect to the Acquisition of MedImmune, Inc.

The following unaudited pro forma condensed consolidated income statements for the year ended 31 December 2006, and for the six months ended 30 June 2007, have been prepared in accordance with SEC rules and regulations to show the pro forma effects of the acquisition of MedImmune by AstraZeneca as if the transaction had occurred on 1 January 2006.

The presentation includes more detailed discussions below regarding the adjustments made to illustrate these effects. The unaudited pro forma condensed consolidated income statements were prepared by using the historical financial statements of MedImmune adjusted for IFRS and the historical financial statements of AstraZeneca. Pro forma adjustments were made to the historical amounts in order to derive the unaudited pro forma condensed consolidated income statements under IFRS. The pro forma IFRS net income has then been reconciled to pro forma US GAAP.  The notes to the unaudited pro forma condensed consolidated income statements describe the adjustments made to illustrate the pro forma effects of the MedImmune acquisition.

AstraZeneca has accounted for the MedImmune acquisition using the purchase method of accounting.  See Note 4 of the Notes to the Consolidated Financial Statements (Unaudited) for First Half 2007.  The unaudited pro forma condensed consolidated income statements include such adjustments as in our opinion are necessary to give effect to events directly attributable to the MedImmune acquisition, which are expected to have a continuing impact and are factually supportable.

The unaudited pro forma condensed consolidated income statements are presented for informational purposes only and, because of their nature, do not purport to represent the results of the combined group that actually would have occurred had the acquisition taken place on 1 January 2006 and should not be taken to be representative of future results.

Pro forma information for the year ended 31 December 2006

Income Statement

	MedImmune			AstraZeneca
	(US GAAP)	IFRS Adjustments	(IFRS)	(IFRS)	Pro Forma adjustments		Consolidated Pro Forma (IFRS)
	$m	$m	$m	$m	$m		$m
Sales	1,277	-	1,277	26,475	(56)	(a)	27,696

Cost of sales	(328)	(2)	(330)	(5,559)	(139)	(b)	(6,028)

Distribution costs	-	-	-	(226)	-		(226)
Research and development	(449)	91	(358)	(3,902)	-		(4,260)
Selling, general and administrative costs	(541)	-	(541)	(9,096)	(330)	(c)	(9,967)
Other operating income and expense	33	-	33	524	56	(a)	613

Net finance income / (expense)	83	-	83	327	(749)	(d)	(339)
Profit before tax	75	89	164	8,543	(1,218)		7,489

Taxation	(26)	(33)	(59)	(2,480)	421	(e)	(2,118)

Profit for the period	49	56	105	6,063	(797)		5,371

Minority interests							(20)

Net income attributable to shareholders for the period under IFRS							5,351

Adjustments to conform to US GAAP
Purchase accounting adjustments:
- amortisation							(1,017)
- in-process research and development							(502)
Capitalisation less disposals and amortisation of interest							(19)
Pension and other post-retirement benefits							(128)
Financial instruments							7
In-licensed development intangibles							(284)
Deferred taxation
- on purchase accounting adjustments							283
- others							(68)
Other							21
Net income in accordance with US GAAP							3,644
Basic EPS (IFRS)							$3.42
Basic EPS (US GAAP)							$2.33
Weighted average number of shares (millions)							1,564

Pro forma information for the six months ended 30 June 2007

AstraZeneca’s consolidated results for the six months ended 30 June 2007 include one month results for MedImmune Inc, since its acquisition by AstraZeneca on 1 June 2007.

Income Statement

	MedImmune			AstraZeneca
	Five months ended 31 May 2007			Six months ended 30 June 2007
	(US GAAP)	IFRS Adjustments	(IFRS)	(IFRS)	Pro Forma adjustments		Consolidated Pro Forma (IFRS)
	$m	$m	$m	$m	$m		$m
Sales	635	-	635	14,239	(67)	(a)	14,807

Cost of sales	(126)	-	(126)	(3,154)	-		(3,280)
Distribution costs	-	-	-	(122)	-		(122)
Research and development	(141)	-	(141)	(2,395)	-		(2,536)
Selling, general and administrative costs	(251)	-	(251)	(4,822)	(69)	(c)	(5,142)
Other operating income and expense	-	-	-	397	67	(a)	464

Net finance income / (expense)	32	-	32	115	(330)	(d)	(183)
Profit before tax	149	-	149	4,258	(399)		4,008

Taxation	(62)	-	(62)	(1,257)	136	(e)	(1,183)

Profit for the period	87	-	87	3,001	(263)		2,825

Minority interests							(15)

Net income attributable to shareholders for the period under IFRS		2,810

Adjustments to conform to US GAAP
Purchase accounting adjustments:
- amortisation		(533)
- in-process research and development	(f)	(158)
Capitalisation less disposals and amortisation of interest		(10)
Pension and other post-retirement benefits		(4)
Financial instruments		(29)
In-licensed development intangibles		(69)
Deferred taxation
- on purchase accounting adjustments		149
- others		5
Other		39
Net income in accordance with US GAAP		2,200
Basic EPS (IFRS)		$1.86
Basic EPS (US GAAP)		$1.45
Weighted average number of shares (millions)		1,515

Pro forma adjustments

(a)
Reflects the reclassification of revenue of $56 million ($67 million on a five-month basis) not derived from pharmaceutical product sales, such as royalty revenue earned under licensing arrangements for technology related to cervical cancer vaccines, government contracts and other licensing and milestone revenues, that are recorded as Other Operating Income by AstraZeneca in line with their Group Accounting Policies.

(b)	Reflects additional costs of goods sold of $139 million related to the fair value adjustment uplift to inventory charged over the sale period of the inventory.

(c)
Reflects annual amortisation charges of $420 million ($175 million on a five-month basis) for identified intangible assets recorded at their fair values on acquisition of MedImmune, including the RSV franchise (Synagis and Numax), FluMist and Ethyol and products in development, replacing the charges of $90 million ($57 million on a five-month basis) previously reported by MedImmune, giving a net adjustment of $330 million ($118 million).

In the six months ended 30 June 2007 the one-off costs of $49 million directly attributable to the acquisition of MedImmune have been excluded.

(d)
Adjustment reflects an increase in annual interest expense of $763 million ($338 million on a five-month basis).  The interest rate used to calculate this was 5.3%, based upon the terms of the $14.4 billion bridge facility utilised to finance the acquisition of MedImmune.  A change in interest rates by 1/8 of a percentage point would lead to an adjustment to net income of $18 million.  The interest expense charged of $14 million ($8 million on a five-month basis) on the debt of MedImmune Inc that were repaid on acquisition has been reversed, giving a net increase in interest expense debt of $749 million ($330 million).

(e)
Reflects the income tax benefit on the above proforma adjustments at an estimated tax rate of 36.6%, with the exception of share-based compensation charges on which the income tax benefit is calculated on a different basis and on a portion of the additional interest expense for which tax relief is received at the UK corporate tax rate.

(f)
Write-off of in-process research and development does not include the balance of $852 million written-off on acquisition of MedImmune Inc., under US GAAP, given the non-recurring nature of the charge directly attributable to the business combination.

IFRS adjustments
The historical financial statements of MedImmune, Inc. were prepared in accordance with US GAAP and IFRS adjustments have been applied above relating to the capitalisation of certain payments to third parties for rights to compounds in development as intangible assets and the immediate expensing of borrowing costs incurred in the construction of property, plant and equipment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 31 August 2007

By:	/s/ Graeme Musker
Name: Graeme Musker
Title: Secretary & Solicitor